SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

First Nine Months _ 2006
Earnings Release

Portugal Telecom

Table of Contents

01	Financial highlights	4

02	Operating highlights	6

03	Consolidated income statement	10

04	Capex	18

05	Cash flow	19

06	Consolidated balance sheet	20

07	Employees	26

08	Wireline	27

09	Domestic mobile	32

10	Brazilian mobile	35

11	Multimedia	37

12	Other international investments	40

13	Third quarter key events and recent developments	42

14	Major holdings	44

15	Basis of presentation	45

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First Nine Months _ 2006
Earnings Release

Lisbon, Portugal, 9 November 2006

Portugal Telecom announced today its results for the first nine months ended 30 September 2006.

In the first nine months of 2006, consolidated operating revenues amounted to Euro 4,708 million. EBITDA reached Euro 1,685 million, equivalent to a margin of 35.8% . EBITDA minus Capex totalled Euro 1,108 million. Net income for the period amounted to Euro 527 million, equivalent to an increase of 46.2% over the same period of last year. Net debt reached Euro 4,108 million at the end of September 2006, while the after-tax unfunded post retirement benefit obligations decreased to Euro 1,471 million at the end of September 2006.

PT’s financial results have been prepared in accordance with International Financial Reporting Standards (IFRS).

Table 1 _ Consolidated Financial Highlights							Euro million
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Operating revenues	1,619.7	1,641.4	(1.3%)	6.3%	4,708.3	4,670.1	0.8%
Operating costs, excluding D&A	1,024.7	1,033.5	(0.8%)	0.4%	3,023.1	2,884.7	4.8%
EBITDA (1)	595.0	607.9	(2.1%)	18.3%	1,685.2	1,785.3	(5.6%)
Income from operations (2)	292.4	325.7	(10.2%)	43.9%	785.5	979.9	(19.8%)
Net income	125.4	77.1	62.8%	(34.2%)	527.0	360.6	46.2%
Capex	220.9	213.8	3.4%	14.0%	577.2	582.0	(0.8%)
Capex as % of revenues (%)	13.6	13.0	0.6pp	0.9pp	12.3	12.5	(0.2pp)
EBITDA minus Capex	374.1	394.1	(5.1%)	21.0%	1,108.0	1,203.3	(7.9%)
Net debt	4,108.2	3,924.5	4.7%	(6.2%)	4,108.2	3,924.5	4.7%

EBITDA margin (3) (%)	36.7	37.0	(0.3pp)	3.7pp	35.8	38.2	(2.4pp)
Net debt / EBITDA (x)	1.7	1.6	0.1x	(0.5x)	1.8	1.6	0.2x
EBITDA / net interest (x)	9.3	8.5	0.9x	1.4x	9.5	9.5	0.0x

(1) EBITDA = income from operations + depreciation and amortisation. (2) Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues.

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01
Financial Highlights

Operating revenues increased by 0.8% y.o.y in the first nine months of 2006 to Euro 4,708 million, underpinned by Vivo, due to the appreciation of the Real during the period, and PTM’s contribution to consolidated operating revenues. Wireline and TMN operating revenues were negatively impacted by the reduction of interconnection rates in the amount of Euro 17 million and Euro 40 million respectively. Excluding this negative impact, Wireline operating revenues would have decreased by 5.3% y.o.y, while TMN operating revenues would have remained broadly flat.

EBITDA reached Euro 1,685 million in the first nine months of 2006, a decrease of 5.6% y.o.y, equivalent to an EBITDA margin of 35.8% . The reduction in EBITDA resulted primarily from the negative impact of lower interconnection rates (Euro 26 million) in Wireline and TMN, the one-off reversal of a provision relating to a receivable from Angola Telecom (Euro 23 million) booked last year, and the recognition of a provision in Vivo related to billing issues in connection with the systems migration to a unified platform (Euro 30 million). In terms of the domestic businesses, EBITDA performance in the first nine months of 2006 was as follows: (1) Wireline EBITDA decreased by 2.6% y.o.y, after adjusting for the provision reversal relating to Angola Telecom and excluding the negative impact of lower interconnection; (2) TMN EBITDA increased by 1.3% y.o.y, excluding the negative impact of lower fixed-to-mobile interconnection rates (Euro 21 million), and (3) PTM EBITDA increased by 10.2% y.o.y, underpinned by the growth in Pay-TV ARPU.

Income from operations decreased by 19.8% y.o.y in the first nine months of 2006 to Euro 786 million, impacted by the reduction in EBITDA and the increase in depreciation and amortisation, mainly as a result of higher capex incurred in 2005 and the appreciation of the Real against the Euro.

Net income increased by 46.2% y.o.y in the first nine months of 2006 to Euro 527 million, primarily as a result of the effect of the tax restructuring completed in the period and lower workforce reduction costs.

Capex decreased by 0.8% y.o.y in the first nine months of 2006 to Euro 577 million, equivalent to 12.3% of operating revenues, primarily as a result of the reduction in Vivo’s contribution on a constant currency basis (Euro 44 million), which was partially offset by the impact of the appreciation of the Real against the Euro (Euro 28 million) and the capex increase at Wireline and PTM.

EBITDA minus Capex decreased by 7.9% y.o.y to Euro 1,108 million in the first nine months of 2006, equivalent to 23.5% of operating revenues. Approximately 92% of PT’s EBITDA minus Capex was generated by its domestic businesses (Wireline, TMN and PTM).

Operating free cash flow increased by 20.6% y.o.y in the first nine months of 2006 to Euro 1,142 million, underpinned by the strong improvement in working capital investment (Euro 350 million). Free cash flow amounted to Euro 453 million in the first nine months of 2006, down from Euro 697 million in the first nine months of 2005, which included proceeds of Euro 174 million resulting from the disposal of Lusomundo Media. The free cash flow performance in the first nine months of 2006 was explained by: (1) the reduction in inflows from disposals of subsidiaries; (2) the increase in outflows from the acquisition of financial investments, mainly related to Euro 108 million from the acquisition of MTC in Namibia in September 2006, and (3) an increase in interest paid of Euro 145 million, as part of the debt restructuring in PT in 2005 and in Vivo in 2006.

Net debt amounted to Euro 4,108 million at the end of September of 2006. The increase in net debt in the first nine months of 2006 is mainly related to the Euro 300 million extraordinary contribution made in the second quarter of 2006 to fund healthcare post retirement obligations. Net debt in the third quarter of 2006 decreased by Euro 272 million, underpinned by the free cash flow generated in the period.

Net exposure to Brazil amounted to R$ 7,375 million, or Euro 2,700 million at the Euro/Real exchange rate prevailing at the end of the first nine months of 2006. As at 30 September 2006, assets denominated in Reais in PT’s consolidated balance sheet represented approximately 35% of total assets and PT’s share of Vivo’s net debt amounted to Euro 637 million.

Distributable reserves amounted to Euro 2,491 million at the end of September 2006, up from Euro 720 million at the end of December 2005. The increase in distributable reserves over the first nine months of the year resulted primarily from: (1) the completion of the share capital restructuring approved by shareholders at the AGM held on 21 April 2006 (Euro 1,072 million), and (2) the internal corporate restructuring undertaken in the third quarter of 2006 (Euro 827 million).

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On 3 August 2006, PT’s Board of Directors announced its intention to increase the shareholder remuneration package announced on 6 March 2006 for the 2006-2008 period from Euro 3.0 billion to Euro 3.5 billion (including the dividend already paid in May 2006). The shareholder remuneration package should consist of an extraordinary cash return of Euro 1.9 billion, or Euro 1.75 per share, within the next 12 months, and a commitment to continue to implement a progressive dividend policy, in addition to the distribution of PTM shares. The implementation of this proposal is subject to shareholder approval at an Extraordinary General Meeting to be called for that purpose only if the Sonaecom tender offer lapses or ceases.

In October 2006, PT announced changes to the benefits granted under the company’s healthcare plan. In order to maintain the long-term sustainability and financing of the plan, the benefits granted by PT were reduced in line with other similar plans in Portugal and the contributions made by employees were increased. Notwithstanding, PT’s healthcare plan continues to provide greater benefits than similar plans granted by other Portuguese companies. According to PT’s preliminary computations, the reduction in the projected benefit obligations (PBO) related to healthcare benefits after retirement resulting from these changes could amount to approximately Euro 180 million.

In October 2006, PT decided not to enter into a new protocol with the national healthcare system upon termination of the current protocol at the end of 2008, unless the financial and economic conditions of such protocol are changed in order to be neutral to positive for PT. According to PT’s preliminary computations, the reduction in the projected benefit obligations (PBO) related to healthcare benefits after retirement resulting from this decision could amount to approximately Euro 160 million.

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02
Operating Highlights

Table 2 _ Key Performance Indicators
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Customer base ('000)
Wireline	4,418	4,471	(1.2%)	(0.3%)	4,418	4,471	(1.2%)
Mobile	34,219	34,055	0.5%	1.0%	34,219	34,055	0.5%
Pay-TV	1,451	1,485	(2.3%)	0.5%	1,451	1,485	(2.3%)
Broadband (ADSL retail + cable)	1,007	889	13.3%	2.8%	1,007	889	13.3%

Wireline
Main accesses ('000)	4,418	4,471	(1.2%)	(0.3%)	4,418	4,471	(1.2%)
Retail accesses	4,092	4,380	(6.6%)	(2.8%)	4,092	4,380	(6.6%)
PSTN/ISDN	3,434	3,833	(10.4%)	(3.9%)	3,434	3,833	(10.4%)
Traffic-generating lines	2,951	3,274	(9.9%)	(1.4%)	2,951	3,274	(9.9%)
Carrier pre-selection	483	559	(13.5%)	(16.9%)	483	559	(13.5%)
ADSL retail	658	547	20.2%	3.5%	658	547	20.2%
Wholesale accesses	326	91	259.6%	45.5%	326	91	259.6%
Unbundled local loops	172	43	299.3%	18.2%	172	43	299.3%
Wholesale line rental	92	0	n.m.	n.m.	92	0	n.m.
ADSL wholesale	62	48	29.8%	4.9%	62	48	29.8%
Net additions ('000)	(15)	26	n.m.	4.2%	(60)	93	n.m.
Retail accesses	(117)	9	n.m.	57.2%	(263)	50	n.m.
Wholesale accesses	102	17	n.m.	69.7%	202	43	n.m.
Pricing plans ('000)	2,668	1,408	89.5%	16.9%	2,668	1,408	89.5%
Total traffic (million of minutes)	3,244	3,589	(9.6%)	(4.4%)	10,128	11,176	(9.4%)
ARPU (Euro)	30.2	30.9	(2.0%)	1.1%	30.1	30.7	(2.0%)

Domestic mobile • TMN
Customers ('000)	5,493	5,215	5.3%	2.4%	5,493	5,215	5.3%
Net additions ('000)	131	107	22.0%	197.0%	181	162	11.8%
MOU (minutes)	124	125	(1.2%)	2.5%	120	121	(0.9%)
ARPU (Euro)	21.9	23.6	(7.2%)	4.6%	21.1	23.0	(8.3%)
Data as % of service revenues (%)	13.2	11.7	1.4pp	0.9pp	12.8	11.2	1.5pp
CCPU (1) (Euro)	11.1	12.2	(9.0%)	1.9%	10.9	11.6	(6.5%)
ARPU minus CCPU (Euro)	10.8	11.4	(5.3%)	7.4%	10.2	11.4	(10.1%)

Brazilian mobile • Vivo
Customers ('000)	28,726	28,840	(0.4%)	0.7%	28,726	28,840	(0.4%)
Net additions ('000)	201	394	(49.0%)	n.m.	(1,079)	2,298	n.m.
MOU (minutes)	78	76	1.7%	17.3%	71	79	(10.4%)
ARPU (R$)	28.7	28.2	1.6%	19.1%	26.0	28.5	(8.9%)
Data as % of service revenues (%)	6.4	6.2	0.1pp	(1.3pp)	7.0	6.0	1.1pp
CCPU (1) (R$)	18.3	16.4	11.4%	12.2%	16.4	17.0	(3.6%)
ARPU minus CCPU (R$)	10.4	11.9	(12.0%)	33.5%	9.6	11.6	(16.7%)

Multimedia • PT Multimedia
Homes passed ('000)	2,801	2,627	6.6%	0.7%	2,801	2,627	6.6%
Pay-TV customers ('000)	1,451	1,485	(2.3%)	0.5%	1,451	1,485	(2.3%)
Pay-TV net additions ('000)	7	20	(64.7%)	n.m.	(28)	36	n.m.
Cable broadband accesses ('000)	349	341	2.1%	1.4%	349	341	2.1%
Cable broadband net additions ('000)	5	9	(46.3%)	n.m.	1	36	(98.4%)
Pay-TV blended ARPU (Euro)	29.5	27.6	6.9%	0.9%	29.0	27.8	4.1%

(1) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation and sales of equipment per user.

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Wireline

  Total main accesses, which include retail and wholesale accesses, fell by 1.2% y.o.y in the third quarter of 2006 to 4,418 thousand, primarily as a result of continued competition from mobile. Net disconnections were 15 thousands in the third quarter of 2006.
  PT’s retail ADSL accesses reached 658 thousand at the end of September 2006, underpinned by an improvement in market share of net additions that totalled 22 thousand in the third quarter of 2006.
  The pace of ULL net additions decreased to 27 thousand in the third quarter of 2006, from 37 thousand both in the first and second quarters of 2006.
  The number of pricing plans increased by 385 thousand in the third quarter of 2006 to 2,668 thousand, underpinned by the strong growth in flat rate pricing plans. Currently, approximately third of the retail customer base has a flat rate pricing plan.
  Retail traffic fell by 12.3% y.o.y. in the third quarter of 2006, primarily as a result of continued fixed-to-mobile substitution. PT’s retail MOU, which excludes CPS lines, decreased by 1.1% y.o.y in the third quarter of 2006 to 153 minutes.
  Total ARPU stabilised in the third quarter of 2006 at Euro 30.2, having reached Euro 30.0 and Euro 29.9 in the first and second quarters of 2006 respectively. Data ARPU represented 17.0% of total ARPU.
  The workforce reduction programme has reduced headcount by 339 employees in the first nine months of 2006, of which 339 employees in Wireline, and should encompass at least 500 employees in total in 2006.

Domestic Mobile

  Net additions totalled 131 thousand in the third quarter of 2006, an increase of 22.0% y.o.y, reflecting the success of the Summer campaign. At the end of September 2006, TMN had 5,493 thousand customers, an increase of 181 thousand or 5.3% over the same period of last year. As a result of the continued growth in the postpaid segment, the weight of prepaid was reduced to 80.9% at the end of September 2006.
  Data services accounted for 13.2% of service revenues in the third quarter of 2006, an improvement of 1.4pp over the third quarter of 2005, underpinned by the growth in non-SMS data revenues, which is seeing good pickup and increased by 16.9% y.o.y, already accounting for 23.5% of total data revenues.
  Minutes of usage (MOU) decreased by 1.2% y.o.y to 124 minutes in the third quarter of 2006, primarily as a result of lower fixed-to-mobile MOU. Outgoing MOU remained stable.
  ARPU in the third quarter of 2006 decreased by 7.2% y.o.y to Euro 21.9, primarily as a result of the reduction in interconnection ARPU of 16.2% y.o.y due to the cut in fixed-to- mobile and mobile-to-mobile interconnection rates.
  Customer ARPU, excluding roamers, improved sequentially to Euro 17.0 in the third quarter of 2006, from Euro 16.2 and Euro 16.5 in the first and second quarters respectively.
  Notwithstanding strong customer growth, subscriber acquisition and retention costs decreased by 12.1% y.o.y in the third quarter to Euro 51, as a result of tight control of the cost of handsets and the level of subsidisation.

Brazilian Mobile

  Net additions reached 201 thousand in the third quarter of 2006, against strong competition in the period. At the end of September 2006, Vivo had 28,726 thousand customers, maintaining its customer mix stable with prepaid accounting for 82% of the total customer base. Vivo’s market share at the end of September 2006 was 39.3% in its areas of operation and 30.0% in the whole of Brazil.
  MOU increased by 1.7% y.o.y in the third quarter of 2006 to 78 minutes, underpinned by outgoing MOU, which increased by 11.4% y.o.y. This sharp increase in outgoing MOU was driven by the aggressive campaigns launched in the quarter, aimed at stimulating usage.
  ARPU increased by 1.6% y.o.y in the third quarter of 2006 to R$ 28.7, primarily as a result of the positive effect resulting from the end of the partial bill & keep interconnection regime. The promotional campaigns had a positive sequential impact, with both postpaid and prepaid outgoing ARPU increasing in the third quarter of 2006.

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  Data revenues represented 6.4% of total service revenues in the third quarter of 2006, with approximately 46% of data revenues already being generated by non-SMS data services.
  Subscriber acquisition and retention costs decreased by 26.0% y.o.y in the third quarter of 2006 to R$ 126, underpinned by the higher percentage of gross additions made in own-stores, the change in handset mix and the reduction in marketing and commissions.
  The measures adopted to control bad debt allowed for an 8.0% y.o.y reduction in provisions in the third quarter of 2006. This was the result of the measures implemented to better control cloning and fraud (down 84% y.o.y), to reduce the credit risk in customer acquisition, and to improve the collections process.

Multimedia

  Pay-TV customers totalled 1,451 thousand at the end of September 2006, with the net additions of 7 thousand customers in the third quarter of 2006 showing a clear improvement over the performance of the last three quarters, which saw a contraction in subscriber numbers.
  Broadband cable customers reached 349 thousand at the end of September 2006, an increase of 2.1% y.o.y with net additions improving sequentially to 5 thousand in the third quarter of 2006, on the back of school campaign. Broadband penetration rate of cable customers reached 32.9%, increasing by 1.7pp y.o.y in the third quarter of 2006.
  Blended ARPU in the third quarter of 2006 increased by 6.9% y.o.y to Euro 29.5, primarily reflecting the strong take-up of the digital package “TV Cabo Funtastic Life”.
  The take-up of the 65 channel digital offering (“TV Cabo Funtastic Life”) has been strong, with total customers reaching 222 thousand at the end of September 2006.
  Sport TV continued to be the main premium content sold, benefiting from the start of the Portuguese Football Premier League in the third quarter of 2006 and the launch of Sport TV2. Sport TV customers reached 436 thousand at the end of September 2006, with net additions reaching 6 thousand in the third quarter.

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03
Consolidated Income Statement

Table 3 _ Consolidated Income Statement (1)							Euro million
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Operating revenues	1,619.7	1,641.4	(1.3%)	6.3%	4,708.3	4,670.1	0.8%
Wireline	477.0	514.8	(7.3%)	(0.4%)	1,447.4	1,549.8	(6.6%)
Domestic mobile • TMN	369.9	386.4	(4.3%)	6.5%	1,055.0	1,081.1	(2.4%)
Brazilian mobile • Vivo (1)	555.1	520.5	6.7%	13.0%	1,569.5	1,417.0	10.8%
Multimedia • PT Multimedia	163.3	160.2	2.0%	(0.2%)	487.2	470.0	3.7%
Other	54.3	59.5	(8.8%)	29.1%	149.2	152.2	(2.0%)

Operating costs, excluding D&A	1,024.7	1,033.5	(0.8%)	0.4%	3,023.1	2,884.7	4.8%
Wages and salaries	163.7	160.9	1.8%	(4.3%)	515.4	497.9	3.5%
Post retirement benefits	19.4	22.3	(12.9%)	150.0%	43.3	67.0	(35.3%)
Direct costs	258.5	220.1	17.5%	29.1%	661.0	647.9	2.0%
Costs of telecommunications	174.2	139.5	24.9%	57.2%	403.0	411.3	(2.0%)
Programming costs	36.9	35.0	5.5%	(4.8%)	112.2	103.6	8.3%
Directories	18.0	20.1	(10.4%)	(6.7%)	56.5	61.7	(8.5%)
Other	29.3	25.5	15.1%	(6.4%)	89.2	71.2	25.4%
Costs of products sold	158.8	170.0	(6.6%)	2.1%	449.4	467.2	(3.8%)
Marketing and publicity	41.5	43.1	(3.7%)	13.8%	114.3	122.4	(6.6%)
Maintenance and repairs	43.5	40.2	8.3%	9.3%	124.9	118.3	5.6%
Supplies and external expenses	247.5	251.4	(1.5%)	(6.9%)	763.6	706.0	8.2%
Provisions	43.8	55.0	(20.4%)	(51.1%)	194.4	95.0	104.6%
Taxes other than income taxes	42.8	43.5	(1.5%)	(1.1%)	133.7	119.8	11.6%
Other operating costs	5.2	27.1	(80.8%)	(51.0%)	23.1	43.1	(46.5%)

EBITDA (2)	595.0	607.9	(2.1%)	18.3%	1,685.2	1,785.3	(5.6%)
Depreciation and amortisation	302.6	282.2	7.2%	1.0%	899.7	805.5	11.7%
Income from operations (3)	292.4	325.7	(10.2%)	43.9%	785.5	979.9	(19.8%)

Other expenses (income)	78.4	150.3	(47.9%)	139.4%	115.1	249.5	(53.9%)
Work force reduction programme costs	71.0	146.9	(51.7%)	189.7%	96.1	237.4	(59.5%)
Losses (gains) on disposal of fixed assets	(1.4)	(0.3)	293.4%	n.m.	(1.6)	0.1	n.m.
Net other costs	8.7	3.8	129.2%	13.4%	20.6	12.0	71.1%
Income before financ. & inc. taxes	214.0	175.4	22.0%	25.5%	670.5	730.4	(8.2%)

Financial expenses (income)	21.2	64.9	(67.4%)	(75.7%)	130.1	169.8	(23.4%)
Net interest expenses	63.8	71.8	(11.2%)	0.5%	177.5	188.1	(5.6%)
Net foreign currency losses (gains)	0.0	(11.3)	n.m.	(99.9%)	(2.0)	(47.2)	(95.8%)
Net losses (gains) on financial assets	(9.5)	13.1	n.m.	n.m.	3.3	35.1	(90.7%)
Equity in losses (earnings) of affiliates	(40.6)	(21.6)	88.0%	81.6%	(86.1)	(50.1)	71.8%
Other financial expenses	7.6	12.9	(41.3%)	(53.9%)	37.5	44.0	(14.8%)

Income before income taxes	192.9	110.5	74.6%	131.2%	540.3	560.6	(3.6%)
Provision for income taxes	(64.3)	(42.2)	52.5%	n.m.	(13.5)	(198.5)	(93.2%)

Income from continued operations	128.6	68.3	88.2%	(26.9%)	526.9	362.1	45.5%
Income from discontinued operations	0.0	35.9	n.m.	n.m.	0.0	37.5	n.m.
Losses (income) attributable to minority interests	(3.1)	(27.1)	(88.5%)	n.m.	0.1	(38.9)	n.m.
Consolidated net income	125.4	77.1	62.8%	(34.2%)	527.0	360.6	46.2%

(1) Considering a Euro/Real average exchange rate of 3.1622 in 9M05 and 2.7167 in 9M06. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

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Consolidated Operating Revenues

Table 4 _ Consolidated Operating Revenues – Standalone Revenues by Segment (1)							Euro million
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Wireline	513.3	557.5	(7.9%)	(1.8%)	1,566.7	1,673.6	(6.4%)
Domestic mobile • TMN	395.8	411.4	(3.8%)	8.9%	1,115.7	1,159.6	(3.8%)
Brazilian mobile • Vivo (1)	555.1	520.5	6.7%	13.0%	1,569.5	1,416.9	10.8%
Multimedia • PT Multimedia	164.5	160.4	2.5%	0.3%	489.1	470.7	3.9%
Other and eliminations	(8.9)	(8.5)	5.1%	(50.6%)	(32.8)	(50.7)	(35.3%)

Total operating revenues	1,619.7	1,641.4	(1.3%)	6.3%	4,708.3	4,670.1	0.8%

(1) Considering a Euro/Real average exchange rate of 3.1622 in 9M05 and 2.7167 in 9M06.

Consolidated operating revenues increased by 0.8% y.o.y in the first nine months of 2006 to Euro 4,708 million, reflecting the higher contribution from Vivo, due to the appreciation of the Real during the period, and PTM. In the first nine months of 2006, the reduction of interconnection rates had a negative impact on Wireline and TMN of Euro 17 million and Euro 40 million respectively.

Wireline operating revenues decreased by 6.4% y.o.y (Euro 107 million) to Euro 1,567 million in the first nine months of 2006. In the first nine months of 2006, the growth in revenues from ADSL and from pricing plans was not sufficient to offset the decrease in access and retail traffic revenues, driven by continued competition from fixed and mobile operators. The negative impact of lower fixed-to-mobile interconnection rates was Euro 17 million in the first nine months of 2006.

TMN operating revenues decreased by 3.8% y.o.y (Euro 44 million) in the first nine months of 2006 to Euro 1,116 million, primarily as a result of lower interconnection revenues. Fixed-to-mobile and mobile-to-mobile interconnection rates registered an average annual reduction of 19.6% and 19.9% respectively in the first nine months of 2006, with both reaching Euro 0.115 per minute for TMN in July 2006. Interconnection rates fell by Euro 0.50 cents to Euro 0.11 per minute in the beginning of October 2006. The impact of lower interconnection rates on TMN’s revenues in the first nine months of 2006 amounted to Euro 40 million. Excluding this effect, TMN operating revenues would have remained broadly flat in the first nine months of 2006.

Vivo operating revenues increased by 10.8% y.o.y in the first nine months of 2006 to Euro 1,570 million, underpinned by the 16.4% y.o.y appreciation of the Real against the Euro (Euro 221 million). Vivo operating revenues fell by 4.8% y.o.y in the first nine months of 2006, in local currency and in accordance with IFRS, due to the challenging operating environment.

PTM operating revenues increased by 3.9% y.o.y in the first nine months of 2006 to Euro 489 million, as a result of the increase in Pay-TV and cable Internet revenues, which rose by 4.6% in the period. This growth was driven by the improvement in ARPU, primarily underpinned by the take-up of the digital package “TV Cabo Funtastic Life”.

Table 5 _ Impact of Fixed-to-Mobile and Mobile-to-Mobile Interconnection Rate Cuts		Euro million
	3Q06	9M06

Revenues	14.6	57.3
Wireline	5.1	17.5
Domestic mobile • TMN	9.5	39.8
EBITDA	7.1	26.2
Wireline	2.1	5.4
Domestic mobile • TMN	5.0	20.8

EBITDA

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Table 6 _ EBITDA by Business Segment (1) (2)								Euro million
	3Q06	3Q05	y.o.y	Margin	9M06	9M05	y.o.y	Margin

Wireline	234.2	247.6	(5.4%)	45.6	721.1	769.3	(6.3%)	46.0
Domestic mobile TMN	173.7	172.8	0.5%	43.9	492.5	507.0	(2.9%)	44.1
Brazilian mobile Vivo (1)	138.1	142.3	(2.9%)	24.9	335.8	383.3	(12.4%)	21.4
Multimedia PT Multimedia	52.2	47.7	9.4%	31.8	158.4	143.8	10.2%	32.4
Other	(3.3)	(2.5)	29.9%	n.m.	(22.5)	(18.0)	24.8%	n.m.

Total EBITDA	595.0	607.9	(2.1%)	36.7	1,685.2	1,785.3	(5.6%)	35.8
EBITDA margin (%)	36.7	37.0	(0.3pp)		35.8	38.2	(2.4pp)

(1) Considering a Euro/Real average exchange rate of 3.1622 in 9M05 and 2.7167 in 9M06. (2) EBITDA = Income from operations + depreciation and amortisation

EBITDA decreased by 5.6% y.o.y in the first nine months of 2006 to Euro 1,685 million, equivalent to an EBITDA margin of 35.8% . The Euro 100 million reduction in EBITDA is primarily explained by: (1) the negative impact of lower interconnection rates at Wireline and TMN (Euro 26 million) as per table 5; (2) the one-off reversal of a provision relating to a receivable from Angola Telecom (Euro 23 million) booked in the first quarter of 2005, and (3) the recognition of a provision in Vivo, in the second quarter of 2006, related to billing issues in connection with the systems migration to a unified platform (Euro 30 million).

In the first nine months of 2006, Wireline EBITDA decreased by 6.3% y.o.y to Euro 721 million. Adjusting for the one-off impact of the receivable from Angola Telecom (Euro 23 million) booked in the first quarter of 2005 and excluding the negative impact of lower interconnection rate, (Euro 5 million), Wireline EBITDA would have decreased by 2.6% y.o.y in the first nine months of 2006, primarily as a result of the reduction in traffic revenues and the level of line loss.

The contribution to consolidated EBITDA from the mobile businesses decreased by 0.7pp to 49.1% in the first nine months of 2006, primarily as a result of the decrease in Vivo EBITDA. The reduction in Vivo EBITDA in the first nine months of 2006, on a constant currency basis, was driven mainly by the increase in provisions, call centre costs and outsourcing costs. In the case of TMN, excluding the negative impact of lower fixed-to-mobile rates, which amounted to Euro 21 million in the first nine months of 2006, EBITDA would have increased by 1.3% in the first nine months of 2006 to Euro 513 million.

PTM’s contribution to consolidated EBITDA improved by 1.3pp y.o.y to 9.4% in the first nine months of 2006, underpinned by the 10.2% improvement in EBITDA in the period. The increase in PTM EBITDA in the nine months of 2006 resulted primarily from the growth in Pay-TV ARPU in the period.

Other EBITDA includes fully consolidated businesses not included in the main segments, instrumental companies and intragroup eliminations. Other EBITDA was negative Euro 23 million in the first nine months of 2006, as compared to negative Euro 18 million in the previous year, primarily as a result of the service contract with Unitel still pending completion.

Consolidated Operating Costs
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Table 7 _ Consolidated Operating Costs (1)							Euro million
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y	% Rev.

Wages and salaries	163.7	160.9	1.8%	(4.3%)	515.4	497.9	3.5%	10.9
Post retirement benefits	19.4	22.3	(12.9%)	150.0%	43.3	67.0	(35.3%)	0.9
Direct costs	258.5	220.1	17.5%	29.1%	661.0	647.9	2.0%	14.0
Telecommunication costs	174.2	139.5	24.9%	57.2%	403.0	411.3	(2.0%)	8.6
Programming costs	36.9	35.0	5.5%	(4.8%)	112.2	103.6	8.3%	2.4
Directories	18.0	20.1	(10.4%)	(6.7%)	56.5	61.7	(8.5%)	1.2
Other	29.3	25.5	15.1%	(6.4%)	89.2	71.2	25.4%	1.9
Costs of products sold	158.8	170.0	(6.6%)	2.1%	449.4	467.2	(3.8%)	9.5
Marketing and publicity	41.5	43.1	(3.7%)	13.8%	114.3	122.4	(6.6%)	2.4
Supplies and external expenses	247.5	251.4	(1.5%)	(6.9%)	763.6	706.0	8.2%	16.2
Provisions	43.8	55.0	(20.4%)	(51.1%)	194.4	95.0	104.6%	4.1
Taxes other than income taxes	42.8	43.5	(1.5%)	(1.1%)	133.7	119.8	11.6%	2.8
Other operating costs	48.7	67.3	(27.6%)	(3.4%)	148.0	161.5	(8.3%)	3.1

Operating costs, excluding D&A	1,024.7	1,033.5	(0.8%)	0.4%	3,023.1	2,884.7	4.8%	64.2

Depreciation and amortisation	302.6	282.2	7.2%	1.0%	899.7	805.5	11.7%	19.1

Total operating costs	1,327.3	1,315.7	0.9%	0.6%	3,922.8	3,690.2	6.3%	83.3

(1) Considering a Euro/Real average exchange rate of 3.1622 in 9M05 and 2.7167 in 9M06.

Consolidated operating costs amounted to Euro 3,923 million in the first nine months of 2006, an increase of 6.3% y.o.y, mainly as a result of the appreciation of the Real against the Euro and higher provisions at Vivo. On a constant currency basis, operating costs would have remained flat at Euro 3,689 million in the first nine months of 2006.

Wages and salaries increased by 3.5% y.o.y in the first nine months of 2006 to Euro 515 million and represented 10.9% of consolidated operating revenues. On a constant currency basis, wages and salaries would have decreased by 0.5% y.o.y, primarily as a result of the 4.1% y.o.y decrease in Wireline, which was partially offset by the 11.4% y.o.y increase in wages and salaries of Mobitel (in local currency), PT’s call centre business in Brazil, due to the increase in its average number of employees in the first nine months of 2006 by 2,187 employees, as compared to the same period of last year.

Post retirement benefits costs (PRBs) decreased by 35.3% y.o.y in the first nine months of 2006 to Euro 43 million, primarily as a result of the improvement in the expected return on assets (Euro 22 million) due to an increase in pension fund assets, mainly as a result of the contributions made to the pension funds, including the Euro 300 million extraordinary contribution made in the second quarter of 2006.

Direct costs increased by 2.0% y.o.y to Euro 661 million in the first nine months of 2006. This cost item represented 14.0% of consolidated operating revenues. Telecommunications costs, which are the main component of direct costs, decreased by 2.0% to Euro 403 million in the first nine months of 2006, primarily due to lower Wireline traffic volumes and lower fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal. Telecommunications costs accounted for 8.6% of consolidated operating revenues. The reduction in telecommunications costs was offset by: (1) the 8.3% y.o.y increase in programming costs to Euro 112 million, primarily as a result of higher costs in PTM, and (2) an increase in other direct costs, mainly as a result of the growth in content expenses related with 3G following the increase in data revenues.

Costs of products sold decreased by 3.8% y.o.y in the first nine months of 2006 to Euro 449 million, despite the increase related with the appreciation of the Real against the Euro (Euro 43 million). On a constant currency basis, costs of products sold decreased by 13.0% y.o.y to Euro 407 million in the first nine months of 2006, primarily as a result of lower handset prices at TMN and Vivo, notwithstanding the increase in commercial activity.

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Marketing and publicity costs decreased by 6.6% y.o.y in the first nine months of 2006 to Euro 114 million, primarily as a result of the reduction across all businesses: Wireline (Euro 4 million), TMN (Euro 3 million), Vivo (Euro 7 million on a constant currency basis), and PTM (Euro 2 million). These effects were partially offset by the appreciation of the Real against the Euro (Euro 7 million). On a constant currency basis, marketing and publicity costs would have decreased by 12.4% y.o.y in the period.

Supplies and external expenses increased by 8.2% y.o.y in the first nine months of 2006 to Euro 764 million, mainly as a result of the appreciation of the Real against the Euro (Euro 46 million). On a constant currency basis, supplies and external expenses would have increased by 1.7% y.o.y in the period, primarily as a result of the increase in commissions at TMN and Vivo, and the increase in outsourcing and call centre expenses at Vivo related to increased commercial activity. Supplies and external expenses accounted for 16.2% of consolidated operating revenues.

Provisions increased from Euro 95 million in the first nine months of 2005 to Euro 194 million in the first nine months of 2006. The increase in this cost item is primarily related to the increases of Euro 27 million and Euro 80 million in the Wireline business and Vivo respectively. The increase in Wireline is primarily related to the reversal of a provision in the first quarter of 2005 for a receivable from Angola Telecom (Euro 23 million) that had been fully provided for in previous years. The increase in Vivo is explained mainly by the impact of the appreciation of the Real against the Euro (Euro 22 million) and a higher level of bad debt provisioning, in part resulting from billing issues associated with the systems migration to a unified platform. In the first nine months of 2006, provisions accounted for 4.1% of consolidated operating revenues. Excluding the provision reversal related to Angola Telecom, provisions for the domestic business would have decreased by 10.4% y.o.y in the first nine months of 2006.

Taxes other than income taxes, which mainly includes indirect taxes and spectrum fees (TMN and Vivo), increased from Euro 120 million in the first nine months of 2005 to Euro 134 million in the first nine months of 2006, primarily as a result of the Real appreciation against the Euro during the period (Euro 14 million). On a constant currency basis, taxes other than income taxes would have remained stable at Euro 120 million.

Depreciation and amortisation costs rose by 11.7% y.o.y in the first nine months of 2006 to Euro 900 million, mainly due to the increase in the contribution of Vivo (Euro 70 million) and PTM (Euro 31 million) to consolidated D&A, in great part due to a higher level of capex and the appreciation of the Real against the Euro. This cost item accounted for 19.1% of consolidated operating revenues.

Net Income

Workforce reduction programme costs amounted to Euro 96 million in the first nine months of 2006, as compared to Euro 237 million in the same period of last year. The costs recorded in the first nine months of 2006 and 2005 are related to the reduction of 361 and 953 employees respectively.

Net interest expenses decreased by 5.6% y.o.y to Euro 177 million in the first nine months of 2006, primarily as a result of the reduction of 0.4% in the average cost of debt to 6.0% in the first nine months of 2006. This decrease was partially offset by the impact of the Real appreciation against the Euro (Euro 9 million). On a constant currency basis, net interest expenses would have decreased by 10.6% y.o.y. Excluding Brazil, the average cost of debt was 4.1%, as compared to 4.5% in the first nine months of 2005.

Net foreign currency gains amounted to Euro 2 million in the first nine months of 2006, as compared to Euro 47 million in the first nine months of 2005. In the first nine months of 2006, this item included mainly foreign currency gains related to Vivo’s US Dollar debt not hedged into Reais, in connection with the appreciation of the Real against the US Dollar, which were partially offset by currency losses related to dividends receivable from Unitel (denominated in US Dollars), following the depreciation of the US Dollar against the Euro in the

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period. The gains recorded in the first nine months of 2005 were primarily related to: (1) Vivo’s US Dollar debt not hedged into Reais, in connection with the appreciation of the Real against the Dollar, and (2) inter-company loans granted by PT to Vivo (denominated in US Dollars), in connection with the appreciation of the US Dollar against the Euro.

Net losses on financial assets amounted to Euro 3 million in the first nine months of 2006, as compared to net losses of Euro 35 million in the first nine months of 2005. This item included mainly gains and losses on certain derivative contracts, namely: (1) equity swap contracts on PTM shares (net gains of Euro 6 million in the first nine months of 2006, as compared to net gains of Euro 1 million in the first nine months of 2005); (2) Vivo’s free-standing cross currency derivatives (net losses of Euro 7 million in the first nine months of 2006, as compared to net losses of Euro 44 million in the first nine months of 2005), and (3) PT’s free standing cross-currency derivatives (net losses of Euro 4 million in the first nine months of 2006, as compared to net gains of Euro 10 million in the same period of last year).

Equity accounting in earnings of affiliated companies in the first nine months of 2006 amounted to Euro 86 million, as compared to Euro 50 million in the first nine months of 2005. In the first nine months of 2006, this item included mainly PT’s share in the earnings of Unitel in Angola (Euro 60 million), Médi Télécom in Morocco (Euro 20 million) and CTM in Macau (Euro 11 million).

Other financial expenses amounted to Euro 37 million in the first nine months of 2006, as compared to Euro 44 million in the first nine months of 2005, representing a reduction of Euro 7 million, and included mainly banking services, commissions, financial discounts and other financing costs.

Provision for income taxes in the first nine months of 2006 amounted to Euro 13 million, as compared to Euro 198 million in the same period of last year. The reduction in this caption is primarily explained by the following items recorded in 2006: (1) the recognition of a tax credit amounting to Euro 53 million in the first quarter of 2006, following the liquidation of a holding company, and (2) a gain amounting to Euro 142 million recorded in the second quarter of 2006, in connection with the reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains. As part of the ongoing internal corporate restructuring, PT adopted the voluntary taxation regime on capital gains. As a result, PT used the tax loss carryforward balance to offset the tax amount due. Adjusting for these one-off effects in 2006, the provision for income taxes would have been Euro 208 million, corresponding to an effective tax rate of 38.5% (35.4% in the first nine months of 2005). The increase in the effective tax rate is primarily explained by the higher losses recorded by Vivo.

Discontinued operations include the results of companies that were disposed during of the reportable periods, and the after-tax gains obtained with the sale of these investments. Having announced the disposal of Lusomundo Serviços (PTM’s media business) and PrimeSys, these businesses were reported as discontinued operations in the first nine months of 2005. As a result, the earnings of these companies were included in this item during 2005 until the effective dates of the disposals, which were 25 August in the case of Lusomundo Serviços and 25 November in the case of PrimeSys.

Losses attributable to minority interests amounted to Euro 0.1 million in the first nine months of 2006, as compared to income attributable to minority interests of Euro 39 million in the same period of last year. The change in this item is explained primarily by the increase in the losses attributable to minority interests of Vivo (from income attributable to minority interests of Euro 1 million to losses attributable to minority interests of Euro 38 million), and the decrease in income attributable to minority interests of PTM (from Euro 30 million to Euro 26 million).

Net income increased by 46.2% y.o.y in the first nine months of 2006 to Euro 527 million, primarily as a result of the one-off effect of the tax restructuring completed in the period and lower workforce reduction costs.

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04
Capex

Table 8 _ Capex by Business Segment (1)							Euro million
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y	% Rev.

Wireline	61.0	56.2	8.6%	10.3%	160.6	152.7	5.2%	10.3
Domestic mobile TMN	43.5	56.3	(22.8%)	49.8%	95.0	104.0	(8.7%)	8.5
Brazilian mobile Vivo (1)	80.9	68.7	17.8%	31.9%	195.5	211.7	(7.7%)	12.5
Multimedia PT Multimedia	20.7	19.8	4.4%	(50.3%)	96.0	75.4	27.3%	19.6
Other	14.9	12.8	16.3%	128.0%	30.1	38.3	(21.2%)	n.m.

Total capex	220.9	213.8	3.4%	14.0%	577.2	582.0	(0.8%)	12.3

(1) Considering a Euro/Real average exchange rate of 3.1622 in 9M05 and 2.7167 in 9M06.

Total capex decreased by 0.8% y.o.y in the first nine months of 2006 to Euro 577 million, primarily as a result of the reduction in Vivo’s contribution on a constant currency basis (Euro 44 million), which was partially offset by the impact of the appreciation of the Real against the Euro (Euro 28 million) and the capex increase at Wireline and PTM. On a constant currency basis, capex would have decreased by 5.7% y.o.y. Total capex was equivalent to 12.3% of consolidated operating revenues.

Wireline capex increased by 5.2% y.o.y in the first nine months of 2006 to Euro 161 million, equivalent to 10.3% of operating revenues. Wireline capex was directed mainly towards the continued investment in broadband, both in terms of coverage and customer bandwidth, and client-related capex as a result of the growth in corporate outsourcing contracts.

TMN’s capex decreased by 8.7% y.o.y in the first nine months of 2006 to Euro 95 million, equivalent to 8.5% of operating revenues. The reduction in the investment in GSM network was partially offset by the acceleration of 3G capex, which in the first nine months of 2006 represented approximately 70% of TMN’s network capex, as compared to approximately 40% in the same period of last year.

PT’s share of Vivo’s capex decreased by 7.7% y.o.y in the first nine months of 2006 to Euro 196 million, corresponding to 12.5% of operating revenues. Vivo’s capex, in local currency, decreased by 20.7% y.o.y, mainly as a result of lower CDMA network-related capex. Vivo’s capex in the first nine months of 2006 was primarily directed towards: (1) network coverage and quality; (2) the consolidation and rationalisation of billing, CRM and ERP information systems, and (3) the implementation of the GSM overlay.

PTM’s capex increased from Euro 75 million in the first nine months of 2005 to Euro 96 million in the first nine months of 2006. Capex in the first nine months of 2006 was directed primarily towards: (1) the investment in additional transponder capacity; (2) the increase in homes passed; (3) the restructuring of the architecture of the access network to provide fibre-to-the-hub in order to allow for greater bandwidth for customers, and (4) the increase in terminal equipment in connection with the digitalisation programme.

Other capex totalled Euro 30 million in the first nine months of 2006, as compared to Euro 38 million in the same period of last year. This item includes capex related to fully consolidated businesses not included in the main segments as well as capex of PT’s instrumental companies.

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05
Cash Flow

Table 9 _ EBITDA minus Capex by Business Segment (1)							Euro million
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y	% Rev.

Wireline	173.2	191.5	(9.6%)	(6.2%)	560.4	616.6	(9.1%)	35.8
Domestic mobile TMN	130.2	116.5	11.8%	(2.9%)	397.5	403.0	(1.4%)	35.6
Brazilian mobile Vivo (1)	57.2	73.6	(22.2%)	n.m.	140.3	171.6	(18.2%)	8.9
Multimedia PT Multimedia	31.6	27.9	13.0%	120.1%	62.5	68.5	(8.8%)	12.8
Other	(18.1)	(15.3)	18.6%	(12.0%)	(52.7)	(56.3)	(6.4%)	n.m.

Total EBITDA minus Capex	374.1	394.1	(5.1%)	21.0%	1,108.0	1,203.3	(7.9%)	23.5

(1) Considering a Euro/Real average exchange rate of 3.1622 in 9M05 and 2.7167 in 9M06.

EBITDA minus Capex decreased by 7.9% y.o.y to Euro 1,108 million in the first nine months of 2006. On a combined basis, the domestic businesses accounted for approximately 92% of total EBITDA minus Capex.

Table 10 _ Free Cash Flow						Euro million
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

EBITDA minus Capex	374.1	394.1	(5.1%)	21.0%	1,108.0	1,203.3	(7.9%)
Non-cash items included in EBITDA:
Post retirement benefit costs	19.4	22.3	(12.9%)	150.0%	43.3	67.0	(35.3%)
Non-current provisions, tax prov. & other non-cash items	4.5	26.7	(83.0%)	(31.5%)	13.8	50.1	(72.5%)
Change in working capital	103.1	(118.3)	n.m.	198.0%	(23.4)	(373.4)	(93.7%)

Operating free cash flow	501.1	324.8	54.3%	40.0%	1,141.8	947.0	20.6%

Acquisition of financial investments (1)	(107.7)	(6.3)	n.m.	215.7%	(141.9)	(16.8)	n.m.
Disposals(2)	0.0	173.8	n.m.	n.m.	0.0	189.7	n.m.
Interest paid	(53.6)	(21.7)	147.1%	(60.5%)	(304.5)	(159.9)	90.4%
Contributions and payments related to PRBs (3)	(57.9)	(58.1)	(0.4%)	4.6%	(205.1)	(241.1)	(14.9%)
Income taxes paid by certain subsidiaries	(11.6)	(8.9)	29.2%	204.0%	(32.4)	(33.0)	(1.9%)
Other cash movements	12.2	30.0	(59.2%)	n.m.	(4.8)	11.1	n.m.

Free cash flow	282.6	433.6	(34.8%)	190.7%	453.1	697.0	(35.0%)

(1) In the first nine months of 2006, this item included mainly the acquisition of a 34% stake in MTC (Euro 108 million) and PT’s contribution for the share capital increase in BES (Euro 19 million). (2) In the first nine months of 2005, this item included Euro 174 million from disposal of Lusomundo Serviços and Euro 15 million from the disposal of Intelsat. (3) In the first nine months of 2006, this item included: (i) Euro 48 million of contributions to the pension funds; (ii) Euro 118 million related to payments of salaries to pre-retired and suspended employees; (iii) Euro 25 million related to payments in connection with healthcare services provided to retired, pre-retired and suspended employees, and (iv) Euro 14 million related to termination payments in connection with the workforce reduction programme.

In the first nine months of 2006, operating free cash flow increased by 20.6% y.o.y to Euro 1,142 million, primarily as a result of lower investment in working capital, which offset the Euro 95 million reduction in EBITDA minus capex. The improvement of the investment in working capital in the first nine months of 2006 was mainly related to the effect of the reduction in accounts receivable at Vivo (Euro 215 million) and the increase in accounts payable of the domestic businesses (Euro 91 million).

Free cash flow decreased from Euro 697 million in the first nine months of 2005 to Euro 453 million in the first nine months of 2006, primarily due to: (1) the reduction in inflows from disposals of subsidiaries (mainly related to Euro 174 million from the sale of the Media business in August 2005); (2) the increase in outflows from the acquisition of financial investments (mainly related to Euro 108 million from the acquisition of MTC in September 2006), and (3) an increase in interest paid of Euro 145 million. The increase in interest paid occurred both at Portugal Telecom, which in the first nine months of 2006 included both the annual interest paid on the Eurobonds issued in March and June 2005 and the last annual instalment of interest on the Eurobond repaid in February 2006, and at Vivo, in connection with the debt restructuring undertaken in the first nine months of 2006, which used consolidated cash to prepay part of its gross debt, including accrued interest.

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06
Consolidated Balance Sheet

Table 11 _ Consolidated Balance Sheet (1)		Euro million
	30 September 2006	31 December 2005

Current assets	3,717.8	6,153.7
Cash and equivalents	1,663.7	3,911.8
Accounts receivable, net	1,508.4	1,633.5
Inventories, net	170.5	170.3
Taxes receivable	202.9	203.8
Prepaid expenses and other current assets	172.3	234.3
Non-current assets	10,070.6	10,475.1
Accounts receivable, net	19.3	20.5
Prepaid expenses	2.9	3.4
Taxes receivable	121.4	117.2
Financial investments	583.0	521.7
Intangible assets, net	3,589.0	3,601.6
Tangible assets, net	3,903.4	4,062.0
Deferred taxes	1,150.2	1,387.8
Other non-current assets	701.3	760.8

Total assets	13,788.4	16,628.8

Current liabilities	3,389.7	4,947.5
Short-term debt	1,122.0	2,415.6
Accounts payable	931.8	1,129.9
Accrued expenses	617.1	707.9
Deferred income	197.7	208.2
Taxes payable	323.2	237.2
Current provisions and other liabilities	197.9	248.7
Non-current liabilities	7,645.7	9,099.2
Medium and long-term debt	4,650.0	5,168.6
Accounts payable	3.8	6.1
Taxes payable	39.5	30.9
Deferred income	4.9	0.4
Accrued post retirement liability	2,025.5	2,635.9
Deferred taxes	75.5	334.9
Non-current provisions and other liabilities	846.5	922.4

Total liabilities	11,035.4	14,046.7

Equity before minority interests	1,965.4	1,828.4
Minority interests	787.6	753.7

Total shareholders' equity	2,753.0	2,582.1

Total liabilities and shareholders' equity	13,788.4	16,628.8

(1) Considering a Euro/Real exchange rate of 2.7440 at year-end 2005 and 2.7320 at the end of September 2006.

The decrease in assets and liabilities in the first nine months of 2006 is explained mainly by the reduction in gross debt and cash, resulting from the repayment of the February 2006 Eurobond amounting to Euro 900 million and the dividends paid in the second quarter of 2006 totalling to Euro 553 million.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,375 million as at 30 September 2006 (Euro 2,700 million at the Euro/Real exchange rate prevailing as at 30 September 2006). The assets denominated in Brazilian Reais in the balance sheet as at 30 September 2006 amounted to Euro 4,877 million, equivalent to approximately 35% of total assets.

The gearing ratio [net debt / (net debt + shareholders’ equity)] increased to 59.9% as at 30 September 2006, which compares with 58.7% as at 31 December 2005, while the shareholders’ equity plus long-term debt to total assets ratio increased to 53.7% from 46.6% . As at 30 September 2006, the net debt to EBITDA ratio was 1.8 times and EBITDA cover was 9.5 times.

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Consolidated Net Debt

Table 12 _ Change in Net Debt				Euro million
	3Q06	3Q05	9M06	9M05

Net debt (initial balance)	4,380.5	4,295.6	3,672.5	3,573.2
Less: free cash flow	282.6	433.6	453.1	697.0
Less: net debt from discontinued operations (media business + PrimeSys)	0.0	0.0	0.0	39.3
Changes in the FV of certain foreign currency derivatives used for hedging	9.2	11.4	8.1	26.4
Translation effect on foreign currency debt	1.1	24.7	(7.2)	122.0
Recognition of equity swap over PTM shares (1)	0.0	0.0	(27.4)	0.0
Dividends paid by PT and PTM (2)	0.0	0.0	553.3	419.6
Warrants issued by PTM	0.0	0.0	0.0	59.0
Acquisitions of treasury shares (3)	0.0	26.5	62.1	177.4
Extraordinary contribution to fund healthcare post retirement benefits	0.0	0.0	300.0	300.0
Reverse stock split at Vivo's listed subsidiaries (4)	0.0	0.0	0.0	(16.8)
Net debt (final balance)	4,108.2	3,924.5	4,108.2	3,924.5

Change in net debt	(272.2)	(371.1)	435.8	351.3
Change in net debt (%)	(6.2%)	(8.6%)	11.9%	9.8%

(1) This item corresponds to the amount received by PT as a result of the adjustment in the price of the equity swaps over 30.6 million PTM shares. (2) This item included				Euro 526 million of
dividends paid by PT and Euro 27 million of dividends paid by PTM. (3) This item corresponds to the notional amount of equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM. (4) This caption is primarily related with the reverse stock split undertaken by subsidiaries of Brasilcel, whereby old shares were grouped and exchanged for new shares with a higher nominal value.

Consolidated net debt as at 30 September 2006 increased to Euro 4,108 million, as compared to Euro 3,672 million as at 31 December 2005. The free cash flow of Euro 453 million generated in the period was more than offset by: (1) the dividends paid in the first nine months of 2006 by PT and PT Multimedia amounting to Euro 553 million; (2) the extraordinary contribution of Euro 300 million to fund post retirement health care obligations, and (3) the equity swaps contracted in the first nine months of 2006 over 7.4 million PT shares with a notional amount of Euro 62 million.

Table 13 _ Consolidated Net Debt				Euro million
	30 September 2006	31 December 2005	Change	Change (%)

Short-term	1,122.0	2,415.6	(1,293.6)	(53.6%)
Bank loans	386.9	407.8	(20.8)	(5.1%)
Bonds	0.0	899.5	(899.5)	n.m.
Exchangeable bonds	390.2	390.3	(0.2)	(0.0%)
Other loans	152.0	589.7	(437.8)	(74.2%)
Liability with equity swaps on own shares (1)	164.1	102.0	62.1	60.8%
Financial leases	28.8	26.2	2.6	9.8%
Medium and long-term	4,650.0	5,168.6	(518.7)	(10.0%)
Bank loans	1,202.5	1,773.9	(571.4)	(32.2%)
Bonds	3,140.9	3,138.0	2.9	0.1%
Other loans	77.1	31.2	45.9	147.0%
Financial leases	229.4	225.5	3.9	1.7%

Total debt	5,771.9	7,584.2	(1,812.3)	(23.9%)
Cash and equivalents	1,663.7	3,911.8	(2,248.1)	(57.5%)

Net debt	4,108.2	3,672.5	435.8	11.9%

(1) This item corresponds to the notional amount of equity swaps contracted over 20.6 million PT shares for the share buyback approved at the April 2005 AGM.

As at 30 September 2006, 80.6% of total debt was medium and long-term, while 70.8% of total debt was at fixed rates. As at 30 September 2006, 84.8% of total debt was denominated in Euros, 1.1% in US Dollars and 14.0% in Brazilian Reais. As at 30 September

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2006, the only loans with rating triggers were four EIB loans totalling Euro 375 million. PT’s rating was lowered to Baa2 by Moody’s and to BBB- by S&P on 3 August 2006. Following the rating revision, PT is in the process of renegotiating the terms and conditions of the EIB loans.

Table 14 _ Debt Ratings
	Current	Outlook	Last change

Moody's	Baa2	Negative	3 August 2006
Fitch Ratings	BBB_	Negative	4 August 2006
Standard & Poor's	BBB-	Negative	3 August 2006

PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 226 million had been drawn down as at 30 September 2006. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 185 million had been drawn down as at 30 September 2006. As such, the total undrawn amount of PT’s commercial paper lines and standby facilities stood at Euro 1,364 million as at 30 September 2006. The amount of available cash from the domestic operations plus the undrawn amount of PT’s commercial paper lines and stand by facilities totalled Euro 2,666 million at the end of September 2006. At the end of September 2006, the total amount of net debt with change of control covenants was Euro 1,292 million.

The 50% share of Vivo’s net debt, proportionally consolidated by PT, amounted to Euro 637 million as at 30 September 2006. Approximately 95% of Vivo’s net debt is either Real-denominated or has been hedged into Reais.

Table 15 _ Net Debt Maturity Profile		Euro million
Maturity	Net debt	Notes

2006	(765.9)	Net cash position, including a Euro 390 million Exchangeable Bond issued in December 2001
2007	454.9
2008	434.0
2009	1,066.4	Includes a Euro 880 million Eurobond issued in April 1999
2010	318.2
2011	124.2
2012	1,094.5	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	115.9
2014	52.1
2015 and following	1,213.9	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017)
		and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)

Total	4,108.2

On 21 February 2006, PT repaid the Euro 900 million Eurobond issued in February 2001. PT’s average cost of debt and maturity in the first nine months of 2006 was 6.0% and 7.3 years respectively, including loans obtained in Brazil and denominated in Reais. Excluding Brazilian debt, PT’s average cost of debt was 4.1%, as compared to 4.5% in the first nine months of 2005. The maturity of the debt excluding Brazil was 7.9 years at the end of September 2006.

Post Retirement Benefits

As at 30 September 2006, the projected benefit obligations (PBO) of PT’s post retirement benefits, including pensions, healthcare obligations and salaries to pre-retired and suspended employees, amounted to Euro 4.9 billion. The PBO was computed based on a discount rate of 5.0% for pensions and healthcare obligations, and 4.25% for the obligations related to the payment of salaries to pre-retired and suspended employees. PT’s post retirement benefits plans are closed to new participants and cover approximately 33,200 employees (27% still in active duty) in the case of pensions and approximately 28,700 employees (30% still in service) in the case of healthcare obligations.

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Table 16 _ Change in Gross Unfunded Obligations	Euro million
9M06

Gross unfunded obligations (initial balance)	2,635.9
PRBs	43.3
Curtailment cost	96.1
Contributions and payments	(505.1)
Net actuarial gains	(247.2)
Changes in the consolidation perimeter (1)	2.6
Gross unfunded obligations (final balance)	2,025.5
After-tax unfunded obligations (final balance)	1,471.0

Change in gross unfunded obligations	(610.4)
Change in gross unfunded obligations (%)	(23.2%)

(1) During 2006, PT acquired DCSI, PT’s IT helpdesk, which also has a post retirement benefit plan.

Post retirement benefits costs (PRBs) decreased by Euro 24 million in the first nine months of 2006 to Euro 43 million, primarily as a result of the improvement in the expected return on assets due to an increase in pension fund assets, mainly as a result of the contributions made to the pension funds, including the Euro 300 million extraordinary contribution made in the second quarter of 2006.

Table 17 _ Payments and Contributions	Euro million
9M06

Extraordinary contribution to healthcare funds	300.0
Regular contributions and other (1)	48.5
Payments of salaries to pre-retired and suspended employees	117.5
Termination payments of 2006 curtailment	14.0
Payments related to healthcare	25.1

Payments related to PRBs	505.1

(1) This item includes Euro 14 million related with 2005 curtailments.

In the first nine months of 2006, net actuarial gains amounted to Euro 247 million, as a result of the net effect of: (1) the actuarial gain that resulted from the increase in the discount rate for pension and healthcare obligations to 5.0% (previously 4.5%) and for salaries to 4.25% (previously 3.5%), and (2) the actuarial loss resulting from the actual performance of the pension funds in the period being lower than the expected rate of return on plan assets, notwithstanding having outperformed the defined benchmark by 90bp.

In October 2006, PT announced changes to the benefits granted under the company’s healthcare plan. In order to maintain the long-term sustainability and financing of the plan, the benefits granted by PT were reduced in line with other similar plans in Portugal and the contributions made by employees were increased. Notwithstanding, PT’s healthcare plan continues to provide greater benefits than similar plans granted by other Portuguese companies. According to PT’s preliminary computations, the reduction in the projected benefit obligations (PBO) related to healthcare benefits after retirement resulting from these changes could amount to approximately Euro 180 million.

In October 2006, PT decided not to enter into a new protocol with the national healthcare system upon termination of the current protocol at the end of 2008, unless the financial and economic conditions of such protocol are changed in order to be neutral to positive for PT. According to PT’s preliminary computations, the reduction in the projected benefit obligations (PBO) related to healthcare benefits after retirement resulting from this decision could amount to approximately Euro 160 million.

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Shareholders’ Equity (excluding Minority Interests)

As at 30 September 2006, shareholders' equity excluding minority interests amounted to Euro 1,965 million, a decrease of Euro 137 million during the first nine months of 2006.

Table 18 _ Change in Shareholders’ Equity (excluding Minority Interests)		Euro million
	3Q06	9M06

Equity before minority interests (initial balance)	1,788.4	1,828.4
Net income	125.4	527.0
Currency translation adjustments (1)	47.5	6.4
Net actuarial gains, net of tax effect	0.0	179.7
Dividends paid	0.0	(526.4)
Acquisition of treasury stock (2)	0.0	(62.1)
Hedge accounting of financial instruments and change in the FV of investments available for sale	3.9	15.0
Other	0.0	(2.7)
Shareholders' equity before minority interests (final balance)	1,965.3	1,965.3

Change in equity before minority interests	176.9	136.9
Change in equity before minority interests (%)	9.9%	7.5%

(1) This item is primarily related to the changes in the Euro/Real exchange rate. (2) Related to equity swaps contracted over 7.4 million PT shares for the share buyback approved at the April 2005 AGM.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves increased from Euro 720 million at year-end 2005 to Euro 2,491 million as at 30 September 2006.

Table 19 _ Change in Distributable Reserves		Euro million
	3Q06	9M06

Distributable reserves (initial balance)	517.1	719.8
Dividends paid	0.0	(526.4)
Net income under Portuguese GAAP	74.6	422.1
Share capital reduction (1)	1,072.4	1,072.4
Corporate restructuring (2)	827.0	827.0
Unpaid dividends by certain subsidiaries	0.0	(21.2)
Other	0.0	(2.8)
Distributable reserves (final balance)	2,491.0	2,491.0

Change in distributable reserves in the period	1,974.0	1,771.2
Change in distributable reserves in the period (%)	381.8%	246.1%

(1) This item is related to the share capital reduction to Euro 395,099,775, through the decrease in the par value of PT shares to Euro 0.35, which was completed on 11 September 2006, in connection with the share capital restructuring approved at the AGM held on 21 April 2006. (2) Sale of PT Comunicações and TMN to PT Portugal.

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07
Employees

Table 20 _ Number of Employees and Productivity Ratios
	30 Set 2006	30 Set 2005	y.o.y	y.o.y	31 Dec 2005	y.t.d

Domestic employees	12,985	13,310	(325)	(2.4%)	13,101	(116)
Wireline	7,483	7,881	(398)	(5.1%)	7,682	(199)
Domestic mobile • TMN	1,163	1,166	(3)	(0.3%)	1,184	(21)
Multimedia • PT Multimedia	1,301	1,332	(31)	(2.3%)	1,341	(40)
Other	3,038	2,931	107	3.7%	2,894	144
International employees	18,686	18,555	131	0.7%	19,289	(603)
Brazilian mobile • Vivo (1)	3,009	3,017	(8)	(0.3%)	3,042	(33)
Other	15,677	15,538	139	0.9%	2,894	12,783
Total group employees	31,671	31,865	(194)	(0.6%)	32,390	(719)

Fixed lines per employee	592	567	24	4.3%	583	9
Mobile cards per employee
TMN	4,723	4,473	251	5.6%	4,487	236
Vivo	4,773	4,780	(6)	(0.1%)	4,899	(126)

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.

At the end of September 2006, the number of staff employed by PT totalled 31,671 employees, of which 41.0% were based in Portugal. In the Wireline business, the ratio of fixed lines per employee improved by 4.3% y.o.y to 592 lines reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 5.6% to 4,723 cards. At the end of September 2006, the total number of staff employed by Vivo decreased by 0.3% y.o.y to 6,018 employees, with the ratio of mobile cards per employee remaining broadly flat at 4,773 cards.

The workforce reduction programme has been progressing according to plan, with headcount having been reduced by 361 employees, of which 339 in Wireline, up to the end of September 2006. The workforce reduction programme in Wireline should encompass at least 500 employees in 2006.

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08
Wireline

Table 21 _ Wireline Income Statement (1)							Euro million
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Operating revenues	513.3	557.5	(7.9%)	(1.8%)	1,566.7	1,673.6	(6.4%)
Services rendered	498.8	546.1	(8.7%)	(2.1%)	1,524.3	1,636.9	(6.9%)
Sales	8.0	8.3	(3.1%)	10.0%	22.9	24.0	(4.6%)
Other operating revenues	6.4	3.2	102.8%	9.2%	19.6	12.7	54.2%

Operating costs, excluding D&A	279.1	309.9	(9.9%)	(1.2%)	845.7	904.3	(6.5%)
Wages and salaries	68.6	71.5	(4.0%)	(1.3%)	207.6	216.5	(4.1%)
Post retirement benefits	19.3	22.3	(13.6%)	150.5%	43.1	66.9	(35.6%)
Direct costs	87.9	100.1	(12.2%)	(1.1%)	260.4	297.0	(12.3%)
Costs of telecommunications	70.0	79.5	(12.0%)	1.4%	204.1	233.9	(12.8%)
Directories	18.0	20.1	(10.4%)	(6.7%)	56.3	61.6	(8.5%)
Other	(0.0)	0.6	n.m.	n.m.	(0.0)	1.5	n.m.
Costs of products sold	7.4	6.1	20.1%	(3.8%)	23.2	21.0	10.6%
Marketing and publicity	10.3	10.7	(3.0%)	3.4%	30.4	33.9	(10.5%)
Supplies and external expenses	63.0	72.5	(13.1%)	(11.2%)	200.8	210.7	(4.7%)
Provisions	2.9	6.5	(55.6%)	(47.9%)	17.3	(9.2)	n.m.
Other operating costs	19.7	20.2	(2.5%)	(12.1%)	62.9	67.4	(6.7%)

EBITDA	234.2	247.6	(5.4%)	(2.4%)	721.1	769.3	(6.3%)
Depreciation and amortisation	86.6	87.3	(0.8%)	(0.9%)	257.5	261.0	(1.3%)
Income from operations	147.6	160.3	(8.0%)	(3.3%)	463.5	508.3	(8.8%)

EBITDA margin	45.6%	44.4%	1.2pp	(0.3pp)	46.0%	46.0%	0.1pp
Capex	61.0	56.2	8.6%	10.3%	160.6	152.7	5.2%
Capex as % of revenues	11.9%	10.1%	1.8pp	1.3pp	10.3%	9.1%	1.1pp
EBITDA minus Capex	173.2	191.5	(9.6%)	(6.2%)	560.4	616.6	(9.1%)

(1) Includes intragroup transactions.

Wireline operating revenues decreased by 7.9% y.o.y in the third quarter of 2006 to Euro 513 million. In the third quarter of 2006, the growth in revenues from ADSL and pricing plans was not sufficient to offset the decrease in access and retail traffic revenues, driven by continued competition from fixed and mobile operations. The negative impact of lower fixed-to-mobile interconnection rates was Euro 5 million and Euro 17 million in the third quarter and the first nine months of 2006 respectively.

Retail revenues fell by 13.1% y.o.y in the third quarter of 2006 to Euro 289 million, primarily as a result of lower traffic revenues and fixed charges, which fell by 23.4% and 9.6% y.o.y respectively. ADSL retail revenues partially offset this performance, increasing by 9.3% y.o.y to Euro 42 million, on the back of continued growth in ADSL lines. The reduction in fixed charges is explained by line loss due to continued competition from fixed and mobile operators. Notwithstanding, the strong growth in pricing plans in the third quarter of 2006 had a mitigating effect, with pricing plan revenues growing by 14.1% y.o.y and already accounting for 17.0% of traffic revenues. As for traffic revenues, the decrease in the quarter was explained by lower traffic and the reduction in average revenue per minute, which was strongly impacted by lower fixed-to-mobile rates.

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Table 22 _ Wireline Operating Revenues (1)							Euro million
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Retail	289.4	332.9	(13.1%)	(2.6%)	896.6	1,003.1	(10.6%)
Fixed charges	140.0	154.8	(9.6%)	(3.3%)	434.7	467.3	(7.0%)
Traffic	104.1	135.9	(23.4%)	(3.4%)	326.8	415.1	(21.3%)
ADSL retail	42.2	38.6	9.3%	0.1%	126.3	109.4	15.5%
ISP and other	3.1	3.6	(14.8%)	21.7%	8.7	11.3	(23.1%)
Wholesale	117.8	117.4	0.4%	0.6%	348.5	345.9	0.8%
Traffic	57.4	56.1	2.3%	7.2%	158.7	162.8	(2.5%)
Leased lines	37.4	42.8	(12.7%)	(5.5%)	121.0	128.6	(5.9%)
Other	23.0	18.4	24.8%	(4.2%)	68.8	54.5	26.3%
Data & corporate	62.0	62.2	(0.3%)	(1.0%)	186.6	186.3	0.1%
VPN and circuits	42.0	45.9	(8.4%)	(3.2%)	130.3	139.2	(6.4%)
Network management, outsourcing & IT	14.2	11.1	27.9%	4.9%	38.7	31.2	24.0%
Other	5.8	5.2	11.4%	1.2%	17.6	15.9	10.5%
Other wireline revenues	44.0	45.0	(2.3%)	(3.2%)	135.1	138.3	(2.3%)
Other services and operating revenues	7.7	5.4	42.1%	(9.5%)	24.9	18.4	35.3%
Sales of telecom equipment	8.0	8.3	(3.1%)	10.0%	22.9	24.0	(4.6%)
Directories	26.8	29.6	(9.5%)	(2.8%)	82.6	91.0	(9.3%)
Portals	1.5	1.7	(11.6%)	(28.8%)	4.7	4.9	(2.5%)

Total operating revenues	513.3	557.5	(7.9%)	(1.8%)	1,566.7	1,673.6	(6.4%)

(1) Includes intragroup transactions.

Wholesale revenues increased 0.4% y.o.y in the third quarter of 2006 to Euro 118 million. Wholesale traffic revenues increased by 2.3% y.o.y in the third quarter of 2006 to Euro 57 million, underpinned by the increase in mobile-to-fixed interconnection and international transit revenues. Other wholesale revenues increased strongly in the third quarter of 2006, up by 24.8% to Euro 23 million, driven by the growth in unbundled local loop (ULL) and wholesale line rental (WLR). Currently, PT receives Euro 8.99 per line for full ULL and Euro 10.75 per line for wholesale line rental, which represent a 15% discount on the monthly fee. Leased line revenues decreased by 12.7% y.o.y. in the third quarter of 2006 to Euro 37 million, as a result of lower leased line prices.

Data and corporate revenues remained broadly stable in the third quarter and in the first nine months of 2006. The migration of large corporate network customers to more advanced VPN/IP solutions, which should provide scope for selling additional services in the future, resulted in an 8.4% y.o.y reduction in VPN and circuit revenues in the third quarter of 2006. However, this trend is being offset by the 27.9% y.o.y increase in network management, outsourcing and IT revenues, which are being underpinned by the strong growth in IT/IS solutions and outsourcing.

Against a backdrop of continued top line pressure, PT continues to address actively the reduction of the cost base of the Wireline division. In terms of personnel costs, PT has stepped up its redundancy programme and contained wage and salary increases for the year. The workforce reduction programme has already reduced headcount by 339 employees up to the end of September and should encompass at least 500 employees in total in 2006. Additionally, the annual increase in wages and salaries, including automatic promotions, was 1.8% in 2006, well below both historical levels and the current actuarial assumption of 3.0% . As a result, wage and salary costs decreased by 4.0% y.o.y in the third quarter of 2006. PT is also actively addressing the level of commercial costs, having recently optimised the sales force structure, which is resulting in better quality sales, lower commissions per sale and a lower level of involuntary churn. On the network side, there are also a number of initiatives in place to improve productivity, the network diagnostics process and to renegotiate certain large maintenance contracts with the main suppliers. PT has also negotiated the insourcing of PT’s IT helpdesk service, which should result in operational savings already in 2006. Other operating costs are also being addressed, such as customer care costs, car fleet management costs and bad debt provisioning. As a result, operating costs, excluding personnel-related and direct costs, decreased by 10.9% y.o.y in the third quarter of 2006.

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EBITDA decreased by 5.4% y.o.y in the third quarter of 2006 to Euro 234 million, as a result of lower operating revenues, notwithstanding the significant effort to improve operating margins by reducing the addressable cost base. EBITDA margin improved to 45.6% in the third quarter of 2006, on the back of the staff redundancy programme, lower commercial costs and the reduction in post retirement benefit costs.

Capex amounted to Euro 61 million in the third quarter of 2006, an increase of 8.6% y.o.y and equivalent to 11.9% of operating revenues. Capex was directed mainly towards: (1) the continued investment in broadband both in terms of coverage and customer bandwidth, and (2) client-related capex as a result of the growth in corporate outsourcing contracts. EBITDA minus Capex in the third quarter of 2006 amounted to Euro 173 million.

Total main accesses, which include retail and wholesale accesses, fell by 1.2% y.o.y in the third quarter of 2006 to 4,418 thousand, primarily as a result of continued competition from mobile. The continued growth in ADSL accesses offset to a large extent the disconnection of traditional PSTN/ISDN lines. PT’s retail ADSL accesses reached 658 thousand at the end of September 2006, underpinned by an improvement in market share of net additions over the period. The pace of ULL net additions in the third quarter of 2006 decreased to 27 thousand, from 37 thousand both in the first and second quarters of 2006, while wholesale ADSL net additions fell to 3 thousand in the period. In terms of voice lines, the migration of carrier pre-selection (CPS) lines to WLR continued in the quarter, with CPS lines falling by 98 thousand and WLR lines increasing by 72 thousand in the third quarter of 2006. The net effect was a reduction of 25 thousand competitor voice lines, as a result of PT’s ability to better retain and win-back its customers. As a result, the level of net disconnections of PT’s traffic-generating lines improved to 41 thousand in the third quarter of 2006, from 121 thousand and 81 thousand in the first and second quarters of 2006 respectively.

As mentioned above, ADSL retail accesses continued to grow steadily in the third quarter of 2006, with the total number of customers reaching 658 thousand. In the third quarter of 2006, PT launched a new aggressive 512 kbps offer with the objective of penetrating new market segments and providing the possibility of upselling prepaid customers to always-on products. Currently, around two-thirds of ADSL customers have speeds of 2 Mbps or higher. At the lower segment of the market, the prepaid product without obligatory recharges (Sapo Free) is driving migration from the dial-up market of approximately 200 thousand active subscribers (Anacom data for 2Q06).

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Table 23 _ Wireline Operating Data
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Main accesses ('000)	4,418	4,471	(1.2%)	(0.3%)	4,418	4,471	(1.2%)
Retail accesses	4,092	4,380	(6.6%)	(2.8%)	4,092	4,380	(6.6%)
PSTN/ISDN	3,434	3,833	(10.4%)	(3.9%)	3,434	3,833	(10.4%)
Traffic-generating lines	2,951	3,274	(9.9%)	(1.4%)	2,951	3,274	(9.9%)
Carrier pre-selection	483	559	(13.5%)	(16.9%)	483	559	(13.5%)
ADSL retail	658	547	20.2%	3.5%	658	547	20.2%
Wholesale accesses	326	91	259.6%	45.5%	326	91	259.6%
Unbundled local loops	172	43	299.3%	18.2%	172	43	299.3%
Wholesale line rental	92	0	n.m.	n.m.	92	0	n.m.
ADSL wholesale	62	48	29.8%	4.9%	62	48	29.8%
Net additions ('000)	(15)	26	n.m.	4.2%	(60)	93	n.m.
Retail accesses	(117)	9	n.m.	57.2%	(263)	50	n.m.
PSTN/ISDN	(139)	(38)	261.1%	43.3%	(335)	(116)	190.0%
Traffic-generating lines	(41)	(57)	(28.0%)	(49.3%)	(243)	(189)	28.8%
Carrier pre-selection	(98)	19	n.m.	n.m.	(92)	73	n.m.
ADSL retail	22	47	(52.7%)	(2.0%)	73	166	(56.1%)
Wholesale accesses	102	17	n.m.	69.7%	202	43	n.m.
Unbundled local loops	27	15	73.6%	(27.8%)	100	34	191.7%
Wholesale line rental	72	0	n.m.	269.5%	92	0	n.m.
ADSL wholesale	3	2	53.6%	(19.8%)	10	9	14.8%
Pricing plans ('000)	2,668	1,408	89.5%	16.9%	2,668	1,408	89.5%
ARPU (Euro)	30.2	30.9	(2.0%)	1.1%	30.1	30.7	(2.0%)
Subscription and voice	25.1	26.5	(5.4%)	1.0%	25.1	26.6	(5.9%)
Data	5.1	4.3	19.1%	1.5%	5.0	4.0	23.9%
Total data communication accesses ('000)	34	36	(5.8%)	(3.7%)	34	36	(5.8%)
X.25	11	13	(15.6%)	(7.7%)	11	13	(15.6%)
Frame Relay	15	15	1.0%	(1.0%)	15	15	1.0%
RFN accesses	2	3	(11.2%)	(3.8%)	2	3	(11.2%)
Broadband / ATM	5	5	2.9%	(2.2%)	5	5	2.9%
Corporate web capacity sold (Mbps)	23,653	11,522	105.3%	5.2%	23,653	11,522	105.3%
Number of leased lines ('000)	14	15	(7.8%)	(0.9%)	14	15	(7.8%)
Capacity (equivalent to 64 kbps) ('000)	97	186	(48.1%)	4.0%	97	186	(48.1%)
Digital (%)	93.2	96.1	(2.9pp)	0.3pp	93.2	96.1	(2.9pp)

Pricing plans increased by 89.5% y.o.y in the third quarter of 2006 to 2,668 thousand. This strong pace of growth is driven by PT’s strategy of increasingly moving to a flat-rate voice environment, by providing more value to its customers and therefore improving the level of customer retention. Currently, approximately a third of the residential retail customer base has a flat rate pricing plan, with an average of 2.8 pricing plans per customer. In line with PT’s objective of adding value to the monthly rental paid by customers and stimulating traffic, PT launched a new pricing plan that offered unlimited fixed-to-fixed off-peak minutes during working days. This plan is currently in a pre-registration phase and should be offered once the new pricing convention comes into force.

The new pricing convention is currently under public consultation, and is expected to be implemented most likely in December of this year. The pricing convention includes the introduction of unlimited fixed-to-fixed off-peak minutes during working days and a 3.8% increase in the line rental. The average price decrease for voice calls is approximately 11%.

Total ARPU decreased by 2.0% y.o.y in the third quarter of 2006 to Euro 30.2. Subscription and voice ARPU decreased by 5.4% y.o.y to Euro 25.1, as a result of declining traffic revenues, and data ARPU increased by 19.1% y.o.y, representing already 17.0% of total ARPU in the third quarter of 2006. ADSL ARPU was Euro 23.7 in the third quarter of 2006, which compares to Euro 26.1 in the same period of

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last year. The dilution in ADSL ARPU is explained by the increased take-up of the products targeted towards the lower consumption segments of the market, such as the prepaid product, with the aim of continuing to drive broadband penetration in Portugal.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 105.3% y.o.y in the third quarter of 2006, in part as a result of the sale of very high-speed Internet accesses, such as the Etherweb service. Total data communication accesses decreased by 5.8% y.o.y in the third quarter of 2006.

Table 24 _ Wireline Traffic Breakdown						Million of minutes
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Total traffic	3,244	3,589	(9.6%)	(4.4%)	10,128	11,176	(9.4%)
Retail	1,328	1,515	(12.3%)	(6.0%)	4,200	4,850	(13.4%)
Fixed-to-fixed domestic	878	1,018	(13.8%)	(6.1%)	2,812	3,288	(14.5%)
Fixed-to-mobile	182	216	(15.5%)	(1.0%)	552	643	(14.1%)
International	98	110	(10.6%)	(2.5%)	296	307	(3.4%)
Other	170	171	(0.9%)	(12.4%)	540	612	(11.8%)
Wholesale	1,917	2,075	(7.6%)	(3.2%)	5,928	6,327	(6.3%)
Internet	199	405	(50.9%)	(19.7%)	758	1,449	(47.7%)

Total originat. traffic in the fixed network	2,047	2,468	(17.1%)	(7.4%)	6,596	7,947	(17.0%)
Originated MOU (minutes / month)	195	213.7	(8.9%)	(4.3%)	203	227	(10.5%)
Retail MOU (minutes / month)	153	155	(1.1%)	(3.9%)	157	162	(3.1%)
F2F domestic MOU (minutes / month)	83	88	(5.3%)	(2.7%)	86	94	(7.9%)

Retail traffic fell by 12.3% y.o.y. in the third quarter of 2006, primarily as a result of continued fixed-to-mobile substitution. PT’s retail MOU, which excludes CPS lines, decreased by 1.1% y.o.y in the third quarter of 2006 to 153 minutes. The reduction in wholesale traffic resulted mainly from the 50.9% decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

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09
Domestic Mobile • TMN

Table 25 _ Domestic Mobile Income Statement (1)							Euro million
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Operating revenues	395.8	411.4	(3.8%)	8.9%	1,115.7	1,159.6	(3.8%)
Services rendered	355.7	367.0	(3.1%)	5.9%	1,017.4	1,056.4	(3.7%)
Billing	293.5	296.1	(0.9%)	7.1%	831.3	835.9	(0.6%)
Interconnection	62.1	71.0	(12.4%)	0.5%	186.1	220.5	(15.6%)
Sales	37.6	42.1	(10.6%)	50.7%	91.5	98.4	(7.0%)
Other operating revenues	2.5	2.3	7.8%	(1.0%)	6.8	4.7	44.9%

Operating costs, excluding D&A	222.1	238.7	(7.0%)	10.8%	623.2	652.6	(4.5%)
Wages and salaries	13.1	14.9	(11.9%)	(11.7%)	42.3	43.4	(2.4%)
Direct costs	75.6	79.7	(5.2%)	3.1%	220.5	235.0	(6.2%)
Costs of telecommunications	66.2	73.1	(9.5%)	2.3%	194.6	214.9	(9.5%)
Other	9.4	6.6	41.9%	9.6%	26.0	20.1	29.2%
Costs of products sold	47.5	61.6	(22.9%)	31.5%	120.2	139.2	(13.7%)
Marketing and publicity	9.6	8.3	15.8%	48.9%	21.2	24.5	(13.5%)
Supplies and external expenses	54.6	49.2	10.9%	2.8%	160.3	143.7	11.5%
Provisions	3.6	7.7	(53.3%)	n.m.	6.9	16.5	(58.6%)
Other operating costs	18.1	17.2	4.8%	11.4%	51.9	50.2	3.3%

EBITDA	173.7	172.8	0.5%	6.5%	492.5	507.0	(2.9%)
Depreciation and amortisation	53.2	51.4	3.5%	1.5%	161.5	152.9	5.6%
Income from operations	120.5	121.4	(0.7%)	8.8%	331.0	354.1	(6.5%)

EBITDA margin	43.9%	42.0%	1.9pp	(1.0pp)	44.1%	43.7%	0.4pp
Capex	43.5	56.3	(22.8%)	49.8%	95.0	104.0	(8.7%)
Capex as % of revenues	11.0%	13.7%	(2.7pp)	3.0pp	8.5%	9.0%	(0.5pp)
EBITDA minus Capex	130.2	116.5	11.8%	(2.9%)	397.5	403.0	(1.4%)

(1) Includes intragroup transactions.

Operating revenues decreased by 3.8% y.o.y in the third quarter of 2006 to Euro 396 million, primarily as a result of the impact on service revenues of lower interconnection rates. Billing revenues decreased by 0.9% y.o.y to Euro 294 million in the third quarter of 2006, with the growth in customers being offset by the lower average revenue per minute, driven by promotions to stimulate usage and the impact of the low cost brands. The sharp decline in interconnection revenues is primarily related to the reduction in fixed-to-mobile and mobile-to-mobile interconnection rates over the past quarters. The fixed-to-mobile and mobile-to-mobile interconnection rate cuts in the beginning of July 2006, to Euro 0.115 per minute, led to an average decline of 14.8% in interconnection rates in the third quarter of 2006. As a result, interconnection revenues fell by 12.4% y.o.y, causing service revenues to decrease by 3.1% y.o.y in the third quarter of 2006 to Euro 356 million. Notwithstanding the higher number of handsets sold in the period, tight management of the price of handsets resulted in a 10.6% y.o.y decrease in sales in the third quarter of 2006. Excluding the impact of lower interconnection rates of Euro 10 million, service revenues would have remained stable in the third quarter of 2006 when compared to the previous year.

EBITDA amounted to Euro 174 million in the third quarter of 2006, which represented an increase of 0.5% y.o.y. This represented an improvement on the performance of the first two quarters of 2006, notwithstanding the strong reduction in interconnection rates (negative impact of Euro 5 million in the third quarter of 2006). EBITDA margin improved by 1.9pp y.o.y to 43.9% in the third quarter of 2006. Excluding the impact of lower interconnection rates, EBITDA would have increased by 3.4% y.o.y in the third quarter of 2006.

Capex decreased by 22.8% y.o.y to Euro 43 million in the third quarter of 2006, equivalent to 11.0% of operating revenues. Capex was primarily directed towards network capacity and 3G/3.5G coverage (approximately 70% of network capex). At the end of the third quarter of 2006, TMN’s 3G network had a coverage of approximately 76% of the population. EBITDA minus Capex increased by 11.8% to Euro 130 million in the third quarter of 2006, equivalent to 32.9% of operating revenues.

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Table 26 _ Domestic Mobile Operating Data
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Customers ('000)	5,493	5,215	5.3%	2.4%	5,493	5,215	5.3%
Net additions ('000)	131	107	22.0%	197.0%	181	162	11.8%
MOU (minutes)	124	125	(1.2%)	2.5%	120	121	(0.9%)
ARPU (Euro)	21.9	23.6	(7.2%)	4.6%	21.1	23.0	(8.3%)
Customer bill	18.1	19.0	(5.1%)	5.8%	17.2	18.2	(5.3%)
Interconnection	3.8	4.6	(16.2%)	(0.7%)	3.9	4.8	(19.6%)
ARPM (Euro cents)	17.7	18.9	(6.1%)	2.0%	17.6	19.0	(7.4%)
Data as % of service revenues (%)	13.2	11.7	1.4pp	0.9pp	12.8	11.2	1.5pp
SARC (Euro)	50.6	57.6	(12.1%)	(20.6%)	54.8	62.4	(12.2%)
CCPU (1) (Euro)	11.1	12.2	(9.0%)	1.9%	10.9	11.6	(6.5%)
ARPU minus CCPU (Euro)	10.8	11.4	(5.3%)	7.4%	10.2	11.4	(10.1%)

(1) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN continued to strengthen its leading position in the Portuguese mobile market. During the quarter, TMN further consolidated the positioning of its brand, and has been making important inroads in the youth and corporate segments. TMN has been successfully differentiating itself through the launch of innovative new products and services. The handset portfolio has been a critical aspect of this strategy, with a strong focus on innovative and exclusive handsets. The success of the Summer campaign and the improvements made in handset portfolio are evidenced by the 3 thousand net additions in the third quarter. The handset portfolio for the Christmas campaign includes ten exclusive models and is focused on handsets that provide fast Internet access, mobile TV and music downloads. In terms of mobile broadband access, TMN launched a USB modem card that offers speeds of up to 3.6 Mbps (HSDPA). TMN restructured its broadband offer that now provides three packages covering speeds of up to 384 Kbps, 640 Kbps and 3.6 Mbps.

Having launched the mobile TV service in the beginning of the year, TMN broadened its offer in the third quarter to offer 22 channels, including news, music and sports. In October, a “fast zapping” functionality was also introduced in order to improve the mobile TV user experience. At the end of June 2006, TMN also introduced, for the first time in Portugal, a mobile ticketing service, in partnership with Lusomundo Cinemas, allowing customers to receive movie tickets by SMS in their mobile phones.

At the end of October, TMN launched the first home-zoning service in Portugal, “Casa T”, which allows TMN customers to make free calls to the fixed and TMN networks, after the first minute, within a range around their home. On a promotional basis, the cost of this new service is Euro 5.9 per month for unlimited use throughout the day in the home-zone.

Net additions totalled 131 thousand in the third quarter of 2006, an increase of 22.0% y.o.y, reflecting the success of the Summer campaign. At the end of September 2006, TMN had 5,493 thousand customers, an increase of 5.3% over the same period of last year. As a result of the continued growth in the postpaid segment, the weight of prepaid was reduced to 80.9% at the end of September 2006.

ARPU fell by 7.2% y.o.y in the third quarter of 2006 to Euro 21.9, primarily as a result of the reduction in interconnection ARPU of 16.2% y.o.y. Customer ARPU decreased by 5.1% y.o.y, on the back of continued competition, including the low cost brands, as well as the launching of aggressive campaigns aimed at stimulating usage. Outgoing MOU remained stable in the quarter. Blended MOU decreased by 1.2% y.o.y to 124 minutes in the third quarter of 2006, primarily as a result of lower fixed-mobile MOU, which fell by 11.8% y.o.y in the quarter.

Data services continued to underpin ARPU performance, with data revenues already accounting for 13.2% of service revenues in the third quarter of 2006, up from 11.7% in the same period of last year. The increase in data service revenues is primarily related to the strong growth of non-SMS data revenues, which increased by 16.9% y.o.y and accounted for 23.5% of total data revenues in the third quarter of 2006.

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The number of SMS messages in the third quarter of 2006 reached approximately 134 messages per month per active SMS user, reflecting the successful launch of a tariff plan that offers 250 SMS messages per day. The number of active SMS users reached 47% of total customers at the end of the period. MMS also posted a strong performance in the third quarter of 2006, with the total number of MMS increasing by 9.8% y.o.y.

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Brazilian Mobile • Vivo

Table 27 _ Brazilian Mobile Income Statement (1)						R$ million
	3Q06	3Q05	y.o.y	q.o.q	9M06	y.o.y

Operating revenues	3,065.4	3,019.6	1.5%	13.5%	8,527.7	(4.8%)
Services rendered	2,514.1	2,642.3	(4.9%)	11.8%	7,119.8	(8.9%)
Sales	399.1	319.9	24.8%	(1.3%)	1,131.2	20.9%
Other operating revenues	152.2	57.4	165.3%	222.2%	276.8	32.1%

Operating costs, excluding D&A	2,305.2	2,192.9	5.1%	(2.9%)	6,703.3	2.5%
Wages and salaries	153.3	151.9	0.9%	(2.7%)	468.9	1.8%
Direct costs (including costs of telecoms)	495.7	287.2	72.6%	157.2%	922.0	(0.4%)
Costs of products sold	566.3	594.5	(4.7%)	(6.3%)	1,646.9	(13.5%)
Marketing and publicity	76.1	104.3	(27.0%)	(25.8%)	270.9	(14.4%)
Supplies and external expenses	616.1	615.4	0.1%	(9.3%)	1,906.9	9.7%
Provisions	185.7	201.9	(8.0%)	(56.4%)	847.2	76.3%
Other operating costs	212.0	237.8	(10.9%)	0.4%	640.5	(10.0%)

EBITDA	760.2	826.7	(8.0%)	132.8%	1,824.4	(24.7%)
Depreciation and amortisation	724.0	673.5	7.5%	3.8%	2,098.9	5.1%
Income from operations	36.2	153.2	(76.4%)	n.m.	(274.5)	n.m.

EBITDA margin	24.8%	27.4%	(2.6pp)	12.7pp	21.4%	(5.7pp)
Capex	445.1	391.1	13.8%	32.6%	1,062.2	(20.7%)
Capex as % of revenues	14.5%	13.0%	1.6pp	2.1pp	12.5%	(2.5pp)
EBITDA minus Capex	315.0	435.6	(27.7%)	n.m.	762.2	(29.8%)

(1) Information prepared in accordance with IFRS.

In the third quarter of 2006, Vivo’s operating revenues, stated in Brazilian Reais and in accordance with IFRS, increased by 1.5% y.o.y to R$ 3,065 million, primarily as a result of the increase of 24.8% y.o.y in sales of equipment and of 165.3% y.o.y in other operating revenues. This more than offset the 4.9% y.o.y decrease in service revenues, impacted by a challenging operating environment. Vivo’s operating revenues in the third quarter of 2006 were positively impacted in R$ 261 million, mainly as a result of the end of the partial bill & keep interconnection regime.

EBITDA decreased by 8.0% y.o.y to R$ 760 million in the third quarter of 2006, mainly due to the decrease in service revenues. Excluding the impact mainly of the end of the partial bill & keep interconnection regime, EBITDA would have amounted to R$ 773 million. As part of the ongoing restructuring plan, Vivo continues to address actively its cost base, with the view of improving its operating performance. Personnel costs are under control, with wages and salaries increasing by 0.9% y.o.y in the third quarter of 2006. Subscriber acquisition and retention costs, which include marketing, handset subsidies and commissions, also fell in the third quarter, when compared to the previous year, as a result of the increased percentage of gross additions made in own-stores, the change in handset mix, and the reduction in marketing and commissions. The measures adopted to control bad debt are beginning to have an impact on costs, with provisions decreasing by 8.0% y.o.y in the third quarter of 2006. This was the result of the measures implemented to better control cloning and fraud (down 84% y.o.y), to reduce the credit risk in customer acquisition, and to improve the collections process. As a result, EBITDA margin improved significantly on a sequential basis to 24.8% in the third quarter of 2006.

Capex increased by 13.8% y.o.y in the third quarter of 2006 to R$ 445 million, equivalent to 14.5% of revenues. Capex in the third quarter of 2006 was directed towards: (1) network coverage and quality; (2) the consolidation and rationalisation of billing, CRM and ERP information systems, and (3) the implementation of the GSM overlay. EBITDA minus Capex amounted to R$ 315 million in the third quarter of 2006.

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Table 28 _ Brazilian Mobile Operating Data (1)
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Customers ('000)	28,726	28,840	(0.4%)	0.7%	28,726	28,840	(0.4%)

Market share in areas of operation (%)	39.3	45.9	(6.6pp)	(1.3pp)	39.3	45.9	(6.6pp)
Net additions ('000)	201	394	(49.0%)	n.m.	(1,079)	2,298	n.m.
MOU (minutes)	78	76	1.7%	17.3%	71	79	(10.4%)
ARPU (R$)	28.7	28.2	1.6%	19.1%	26.0	28.5	(8.9%)
Data as % of service revenues (%)	6.4	6.2	0.1pp	(1.3pp)	7.0	6.0	1.1pp
SARC (R$)	126.2	170.6	(26.0%)	(10.3%)	134.5	173.9	(22.6%)
CCPU (2) (R$)	18.3	16.4	11.4%	12.2%	16.4	17.0	(3.6%)
ARPU minus CCPU (R$)	10.4	11.9	(12.0%)	33.5%	9.6	11.6	(16.7%)

(1) Operating data calculated using Brazilian GAAP. (2) CCPU (cash cost per user) = operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

The competitive environment remained intense in the third quarter of 2006, particularly in the mid- and high-end segments, where some operators decreased substantially the entry level barriers. Net additions in the third quarter of 2006 totalled 201 thousand, increasing the total customer base to 28,726 thousand. The small decrease in total customers on an annual basis is explained by the database adjustment undertaken in the second quarter of 2006 of 1,823 thousand customers. The customer mix remained stable in the quarter, with prepaid accounting for 82% of the total customer base. Vivo maintained its leadership position in the Brazilian mobile market with an overall market share at the end of September 2006 of 39.3% in its areas of operation and 30.0% in the whole of Brazil.

Data as a percentage of total service revenues stood at 6.4% in the third quarter of 2006, compared to 6.2% in the same period of last year. Approximately 46% of data revenues was derived from non-SMS data, such as downloads, Internet access and others. Vivo undertook a significant reduction in SMS prices in the third quarter of 2006 with the objective of stimulating data usage even further.

Vivo’s blended MOU increased by 1.7% y.o.y to 78 minutes, underpinned by outgoing MOU, which increased by 11.7% y.o.y. This sharp increase in outgoing MOU was driven by the aggressive campaigns launched in the third quarter of 2006, aimed at boosting mobile usage. Postpaid MOU increased by 2.3% y.o.y in the third quarter of 2006 to 218 minutes, while prepaid MOU increased by 6.5% y.o.y to 44 minutes.

Vivo’s blended ARPU was R$ 28.7 in the third quarter of 2006, an increase of 1.6% over the same period of last year, primarily as a result of the positive effect resulting from the end of the partial bill & keep interconnection regime. The promotional campaigns aimed at stimulating usage has a positive impact, with both postpaid and prepaid outgoing ARPU improving sequentially in the third quarter of 2006.

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Multimedia • PT Multimedia

Table 29 _ Multimedia Income Statement (1)							Euro million
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Operating revenues	164.5	160.4	2.5%	0.3%	489.1	470.7	3.9%
Pay-TV and cable Internet	144.8	140.7	2.9%	(1.0%)	435.3	416.3	4.6%
Audiovisuals	7.7	8.4	(8.7%)	6.9%	22.3	25.2	(11.2%)
Cinema	11.9	10.9	9.1%	11.5%	31.2	28.2	10.9%
Other	0.1	0.4	(69.9%)	n.m.	0.2	1.1	(78.0%)

Operating costs, excluding D&A	112.2	112.7	(0.4%)	3.9%	330.7	326.9	1.2%
Wages and salaries	8.1	10.7	(24.0%)	(16.4%)	29.6	32.7	(9.5%)
Direct costs	48.6	50.2	(3.2%)	(4.4%)	149.4	149.0	0.3%
Programming costs	36.7	35.0	4.9%	(4.3%)	111.4	103.6	7.4%
Other	11.9	15.2	(21.7%)	(4.8%)	38.0	45.4	(16.2%)
Costs of products sold	5.5	3.2	69.1%	221.1%	10.1	11.4	(11.1%)
Marketing and publicity	4.4	4.9	(11.5%)	8.1%	12.4	14.0	(11.6%)
Supplies and external expenses	36.3	32.5	11.7%	15.4%	100.3	93.9	6.8%
Provisions	3.8	5.9	(34.6%)	(13.4%)	11.9	9.8	21.6%
Other operating costs	5.6	5.3	4.6%	(5.2%)	17.1	16.1	6.1%

EBITDA	52.2	47.7	9.4%	(6.6%)	158.4	143.8	10.2%
Depreciation and amortisation	25.3	16.4	54.8%	(5.5%)	76.2	44.9	69.7%
Income from operations	26.9	31.4	(14.2%)	(7.7%)	82.2	98.9	(16.9%)

EBITDA margin	31.8%	29.7%	2.0pp	(2.4pp)	32.4%	30.6%	1.8pp
Capex	20.7	19.8	4.4%	(50.3%)	96.0	75.4	27.3%
Capex as % of revenues	12.6%	12.3%	0.2pp	(12.8pp)	19.6%	16.0%	3.6pp
EBITDA minus Capex	31.6	27.9	13.0%	120.1%	62.5	68.5	(8.8%)

(1) Includes intragroup transactions.

PTM’s operating revenues increased by 2.5% y.o.y in the third quarter of 2006 to Euro 164 million, underpinned by the increase in both Pay-TV and cable Internet revenues and in cinema exhibition revenues.

PTM’s EBITDA increased by 9.4% y.o.y in the third quarter of 2006 to Euro 52 million, with EBITDA margin improving by 2.0pp y.o.y to 31.8% . The increase in EBITDA resulted primarily from the growth in Pay-TV ARPU in the period, in part explained by the growing penetration of the digital service “TV Cabo Funtastic Life”. This performance was achieved against a backdrop of continued investment in the improvement of PTM’s quality of service and customer care, as well as the enhancement of the Pay-TV offer.

PTM’s capex increased by 4.4% y.o.y to Euro 21 million in the third quarter of 2006, equivalent to 12.6% of operating revenues. Capex in the third quarter of 2006 was primarily directed towards: (1) the increase in homes passed, and (2) the restructuring of the architecture of the access network to provide fibre-to-the-hub, in order to allow for greater bandwidth for customers. EBITDA minus Capex increased by 13.0% y.o.y in the third quarter of 2006 to Euro 32 million, as a result of the increase in EBITDA.

Table 30 _ Pay-TV and Cable Internet Operating Data
	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Homes passed ('000)	2,801	2,627	6.6%	0.7%	2,801	2,627	6.6%
Pay-TV customers (1) (2) ('000)	1,451	1,485	(2.3%)	0.5%	1,451	1,485	(2.3%)
Pay-TV net additions ('000)	7	20	(64.7%)	n.m.	(28)	36	n.m.
Penetration rate of cable (%)	37.9	41.7	(3.9pp)	(0.7pp)	37.9	41.7	(3.9pp)
Premium subscriptions (2) ('000)	740	797	(7.1%)	0.7%	740	797	(7.1%)
Pay-to-basic ratio (%)	51.0	53.7	(2.6pp)	0.1pp	51.0	53.7	(2.6pp)
Cable broadband accesses ('000)	349	341	2.1%	1.4%	349	341	2.1%
Cable broadband net additions ('000)	5	9	(46.3%)	n.m.	1	36	(98.4%)
Blended ARPU (Euro)	29.5	27.6	6.9%	0.9%	29.0	27.8	4.1%

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(1) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (2) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

In line with PTM’s commitment to invest in the expansion and upgrade of its network, an additional 20 thousand homes were passed in the third quarter of 2006. Homes passed totalled 2,801 thousand at the end of September 2006, of which 96.7% were bi-directional and therefore broadband enabled. Pay-TV customers totalled 1,451 thousand at the end of September 2006, with the net additions of 7 thousand customers in the third quarter of 2006 showing a clear improvement over the performance of the last three quarters. Net additions in the period were underpinned by the satellite TV service. Good progress has also been made in the third quarter of 2006 in the implementation of the fibre-to-the-hub access network architecture, and four of the five high capacity optical fibre rings, which comprise greater Lisbon’s fibre-to-the-hub architecture, have been installed and are functional.

Broadband customers (Netcabo) increased by 2.1% y.o.y in the third quarter of 2006 to 349 thousand with net additions improving sequentially to 5 thousand in the quarter. The penetration of the Internet service among cable TV subscribers was 32.9% at the end of September 2006, which compares with 31.1% in the same period of last year.

In the second quarter of 2006, the Pay-TV business completed the digitalisation programme, with total number of digital set-top boxes reaching 614 thousand at the end of September 2006. The take-up of the 65 channel digital TV offering (“TV Cabo Funtastic Life”), which was launched in May 2005, has been strong, with total customers reaching 222 thousand at the end of September 2006.

Sport TV continued to be the main premium content sold and benefited from the start of the Portuguese Football Premier League in the third quarter of 2006 and the launch of Sport TV2 at no additional cost for subscribers. Sport TV net additions in the period reached 6 thousand, bringing the total number of customers to 436 thousand at the end of September 2006. The total number of premium subscriptions totalled 740 thousand at the end of September 2006, equivalent to a pay-to-basic ratio of 51.0% . The decrease in premium subscriptions, particularly in terms of movies and children’s content, reflected primarily weaker macroeconomic conditions.

Blended ARPU of the Pay-TV and cable Internet business increased by 6.9% y.o.y to Euro 29.5 in the third quarter of 2006, reflecting the strong take-up of the digital service “TV Cabo Funtastic Life”.

PTM launched its voice product on a trial basis for its employees during September. The service is operated under the general authorisation framework for the provision of nomadic VoIP services and operates a full carrier class voice service with non-geographic numbering scheme (“30”). Approximately 76% of the cable network has been certified VoIP compliant and over 90% of the network is planned to be VoIP compliant during 2007. The full VoIP compliance network enhancement programme should constitute an initial investment of approximately Euro 15 million. PTM expects to launch the voice product commercially before the end of the year.

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Other International Investments

Table 31 _ Highlights of Main Assets in Africa, Brazil and Asia (9M06) (1) (2) (3)							thousand (customers), million (financials)
	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro

Médi Télécom	32.18%	4,258.9	3,545.2	7.6%	1,603.1	25.5%	45.2%	321.8	145.5
Unitel	25.00%	1,699.8	448.7	47.4%	304.1	41.5%	67.8%	360.7	244.4
CTM	28.00%	464.7	1,560.3	10.3%	588.2	1.4%	37.7%	156.8	59.1
UOL	29.00%	1,540.0	351.3	5.9%	95.6	10.5%	27.2%	129.3	35.2
CVT	40.00%	170.8	5,120.7	16.4%	3,143.6	20.1%	61.4%	46.4	28.5
MTC	34.00%	555.5	824.9	23.9%	439.9	15.5%	53.3%	98.4	52.5
Timor Telecom	41.12%	44.5	16.4	29.4%	7.4	57.0%	45.1%	13.2	6.0
CST	51.00%	25.0	101,387	28.6%	35,039	30.9%	34.6%	6.6	2.3

(1) All information in local GAAP. (2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Timor Telecom. (3) Refer to section 14 for consolidation method of each company

In the first nine months of 2006, all of PT’s other international assets posted a solid performance, both at the revenue and EBITDA level.

In the first nine months of 2006, Médi Télécom revenues increased by 7.6% y.o.y to MAD 3,545 million, while EBITDA increased by 25.5% y.o.y to MAD 1,603 million. The mobile customer base increased by 10.6% y.o.y to 4,259 thousand, with net additions in the first nine months of 2006 totalling 224 thousand, in line with the company’s increasing focus on higher value customers. MOU decreased by 4.7% y.o.y in the first nine months of 2006, reaching 59 minutes. ARPU totalled MAD 94 in the first nine months of 2006, a decrease of 13.8% over the same period of last year, mainly due to the increase of the customer base.

Unitel’s revenues and EBITDA grew by 47.4% and 41.5% y.o.y respectively in the first nine months of 2006, underpinned by strong customer growth in the market. Net additions totalled 502 thousand in the first nine months of 2006, with the total customer base reaching 1,700 thousand at the end of September 2006, an increase of 81.7% over the same period of last year. Unitel’s MOU decreased by 26.2% y.o.y in the first nine months of 2006 to 129 minutes, due to the strong increase in the customer base. ARPU totalled USD 34 in the first nine months of 2006, a decrease of 26.3%, primarily as a result of the reduction in MOU in the period.

CTM’s revenues increased by 10.3% y.o.y to MOP 1,560 million in the first nine months of 2006, as a result of the increase in the number of mobile and broadband customers. EBITDA improved by 1.4% y.o.y to MOP 588 million over the same period. In the mobile division, customers increased by 23.7% y.o.y to 288 thousand at the end of September 2006. CTM’s mobile ARPU grew by 17.4% y.o.y to MOP 261 in the first nine months of 2006, notwithstanding the growth in the customer base. In October 2006 CTM was awarded a 3G licence.

UOL’s revenues increased by 5.9% y.o.y to R$ 351 million in the first nine months of 2006, as a result of the growth in the customer base and in advertising revenues. EBITDA increased by 10.5% y.o.y to R$ 96 million, corresponding to an EBITDA margin of 27.2%, underpinned by the strong growth in brand advertising and sponsored link clients coupled with a strict cost control. UOL’s subscriber base totalled 1,540 thousand at the end of September 2006, including 753 thousand broadband customers, which represented an increase of 35% over the same period of last year. In September 2006, page views and unique visitors increased by 41% and 18% y.o.y respectively. In Cape Verde, CVT’s revenues and EBITDA increased by 16.4% and 20.1% y.o.y respectively in the first nine months of 2006. In the Wireline division, main lines increased by 2.1% y.o.y in the first nine months of 2006 to 73 thousand. In the mobile division, customers increased by 30.8% y.o.y to 98 thousand, with net additions of 16 thousands. Mobile MOU reached 79 minutes, a decrease of 2.2% y.o.y in the first nine months of 2006. Mobile ARPU in the first nine months of 2006 was CVE 3,084, an increase of 6.1% y.o.y.

In Namibia, MTC’s revenues and EBITDA increased by 23.9% and 15.5% y.o.y respectively, due to the strong increase in the customer base. Net additions totalled 107 thousand in the first nine months of 2006, with the total customer base reaching 555 thousand at the end of September 2006, an increase of 37.6% over the same period of last year. ARPU totalled NAD 183 in the first nine months of 2006, a decrease of 4.7%, primarily as a result of the growth in the customer base in the period.

In East Timor, Timor Telecom’s revenues and EBITDA increased by 29.4% and 57.0% y.o.y respectively, mainly as a result of the increase in the number of mobile customers. In the mobile division, Timor Telecom had net additions of 9 thousand increasing the total customer

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base to 44 thousand at the end of September 2006, an increase of 36.3% y.o.y. Mobile MOU increased by 5.9% y.o.y, reaching 104 minutes. Mobile ARPU was USD 36 in the first nine months of 2006, a decrease of 0.8% over the same period of last year.

In São Tomé e Príncipe, CST’s revenues increased by 28.6% y.o.y to STD 101,387 million in the first nine months of 2006, with EBITDA growing by 30.9% y.o.y to STD 35,039 million. In the mobile division, CST added 5 thousand customers in the first nine months of 2006, bringing the total number of customers to 25 thousand at the end of September 2006, an increase of 68.9% y.o.y. Mobile MOU decreased by 4.3% y.o.y in the first nine months of 2006, reaching 83 minutes, as a result of the growth in the customer base. Mobile ARPU was STD 394 thousand in the first nine months of 2006, an increase of 5.1% over the same period of last year.

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Third Quarter Key Events and Recent Developments

Shareholder Remuneration

  On 3 August 2006, PT’s Board of Directors announced its intention to increase the shareholder remuneration package announced on 6 March 2006 for the 2006-2008 period from Euro 3.0 billion to Euro 3.5 billion (including the dividend already paid in May 2006). The shareholder remuneration package should consist of an extraordinary cash return of Euro 1.9 billion, or Euro 1.75 per share, within the next 12 months, and a commitment to continue to implement a progressive dividend policy, in addition to the distribution of PTM shares (see PT Multimedia spin-off below). The implementation of this proposal is subject to shareholder approval at an Extraordinary General Meeting to be called for that purpose only if the Sonaecom tender offer lapses or ceases.

PT Multimedia Spin-off

  On 3 August 2006, PT’s Board of Directors announced its intention to spin off PT’s 58.43% interest in PTM. In this transaction, PT shareholders are expected to receive 4 PTM shares for each 25 PT shares owned, which at PTM’s closing price on 2 August 2006 would be equivalent to Euro 1.47 per PT share. The implementation of this proposal is subject to shareholder approval at an Extraordinary General Meeting to be called for that purpose and will be executed only if the Sonaecom tender offer lapses or ceases.

Post Retirement Benefits

  On 3 August 2006, PT’s Board of Directors announced that it intends to reduce the expected funding period of its post retirement benefits deficit from 14 years to 6 years through extraordinary contributions totalling Euro 1.0 billion over the 2006-2008 period, upon achieving an improved labour relations framework.

  In October 2006, PT announced changes to the benefits granted under the company’s healthcare plan. In order to maintain the long-term sustainability and financing of the plan, the benefits granted by PT were reduced in line with other similar plans in Portugal and the contributions made by employees were increased. Notwithstanding, PT’s healthcare plan continues to provide greater benefits than similar plans granted by other Portuguese companies. According to PT’s preliminary computations, the reduction in the projected benefit obligations (PBO) related to healthcare benefits after retirement resulting from these changes could amount to approximately Euro 180 million.

  In October 2006, PT decided not to enter into a new protocol with the national healthcare system upon termination of the current protocol at the end of 2008, unless the financial and economic conditions of such protocol are changed in order to be neutral to positive for PT. According to PT’s preliminary computations, the reduction in the projected benefit obligations (PBO) related to healthcare benefits after retirement resulting from this decision could amount to approximately Euro 160 million.

Share Capital

  On 11 September 2006, PT executed the public deed for the approved share capital reduction of Euro 1,072,413,675 to Euro 395,099,775, through the reduction in the par value of PT shares from Euro 1.30 to Euro 0.35.
  Distributable reserves amounted to Euro 2,491 million at the end of September 2006, up from Euro 720 million at the end of December 2005. The increase in distributable reserves over the first nine months of the year resulted primarily from: (1) the completion of the share capital restructuring approved by shareholders at the AGM held on 21 April 2006 (Euro 1,072 million), and (2) the internal corporate restructuring conducted in the third quarter of 2006 (Euro 827 million).
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Vivo’s GSM network

  On 20 July 2006, the Board of Directors of Vivo approved the investment in a GSM/EDGE network overlay convertible into W- CDMA, to be added to the current CDMA network. The investment in a GSM/EDGE network overlay, should enhance Vivo’s competitive position in the market by: (1) reducing handset subsidies, through strong savings in handset procurement; (2) providing a broader handset portfolio across the various segments; (3) achieving nationwide coverage, through existing roaming agreements; (4) providing a smoother and cheaper evolution to W-CDMA over time, and (5) allowing for the launch of new and innovative services, such as BlackBerry.
  The GSM/EDGE network overlay may require a capex of approximately R$ 1,080 million.

PT Multimedia Equity Swaps

  On 14 July 2006, PT transferred two equity swaps over 30,575,090 PT Multimedia shares, equivalent to 9.9% of PTM’s share capital, from Banco Santander Totta, SA to Barclays Bank PLC, under the same terms and conditions.

Debt

  On 3 August 2006, Moody’s and Standard & Poor’s changed their ratings for PT from Baa1 and BBB+ to Baa2 and BBB- respectively.
  On 4 August 2006, Fitch Ratings changed its ratings for PT from BBB+ to BBB.

Tender Offer

  On 28 September 2006, PT announced that it has received the project of decision from the Competition Authority not to oppose the concentration notified by Sonaecom related to the announced public tender offers for PT and PT Multimedia.
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Major Holdings

Table 32 _ Major Holdings
Company	Country	Business	Equity participation	Consolidation method

Domestic
Wireline	Portugal	Wireline	100.00%	Full consolidation
TMN	Portugal	Mobile	100.00%	Full consolidation
PT Multimedia (1)	Portugal	Multimedia	58.43%	Full consolidation
International
Vivo Participações (2)	Brazil	Mobile	31.38%	Proportional consolidation
CST	São Tomé e Príncipe	Integrated	51.00%	Full consolidation
CTM	Macau	Integrated	28.00%	Equity method
CVT (3)	Cabo Verde	Integrated	40.00%	Full consolidation
Médi Télécom	Morocco	Mobile	32.18%	Equity method
MTC (3)(4)	Namibia	Mobile	34.00%	Full consolidation
Timor Telecom (3)	East Timor	Integrated	41.12%	Full consolidation
Unitel	Angola	Mobile	25.00%	Equity method
UOL	Brazil	ISP	29.00%	Equity method

(1) As at 30 September 2006, PT had access to an additional 9.9% of PTM's share capital through an equity swap contract. (2) PT owns 50% of Brasilcel, which in turn has a 62.77% stake in Vivo Participações. (3) These subsidiaries are fully consolidated based on the operational and financial control by PT. (4) MTC has been fully consolidated as from the date of its acquisition in September 2006.

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Basis of Presentation

Portugal Telecom has adopted International Financial Reporting Standards (“IFRS”) as from 1 January 2005, and the financial information for all quarters in 2005 was presented under IFRS. However, the results reported in the first nine months of 2005 were restated in subsequent quarters to reflect the following:

  In November 2005, the EU approved an amendment to IAS 19 relating to the recognition of actuarial gains and losses directly under the Statement of Recognised Income and Expenses. Portugal Telecom elected to use this methodology at the end of 2005, and has restated the results of the previous quarters of 2005 to reflect the impact of this revised policy as from 1 January 2005.
  In the fourth quarter 2005, PT Multimedia changed the consolidation method for Sport TV, a company 50% owned by PT Conteúdos, a full owned subsidiary of PT Multimedia, from equity accounting to proportional consolidation to reflect the joint venture contract with the other shareholder of Sport TV. The previous quarters of 2005 have also been adjusted to reflect the proportional consolidation of Sport TV as from 1 January 2005.
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Additional Information

This information is also available on PT’s IR website http://ir.telecom.pt

Conference Call details
Date: 9 November 2006
Time: 16:00 (Portugal/UK), 17:00 (CET), 11:00 (US/NY) Telephones numbers Outside US: +1 201 689 8261 US and Canada: 877 869 3847

If you are unable to attend the conference call a replay will be available for one week through the following numbers: Outside US callers: +1 201 612 7415 (Account Number: 3082, Conference ID: 213532) US and Canada callers: 877 660 6853 (Account Number: 3082, Conference ID: 213532)

Contacts

Zeinal Bava
Executive Board Member
zeinal.bava@telecom.pt

Luís Pacheco de Melo
Chief Financial Officer
luis.p.melo@telecom.pt

Francisco Nunes
Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego
Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa, Portugal
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

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This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”). Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.